As filed with the Securities and Exchange Commission on June 3, 2005

Registration No. 333-124238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

A4S Security, Inc.
(Name of small business issuer in its charter)

Colorado (State or Jurisdiction of Incorporation or organization)	51519 (Primary Standard Industrial Classification Code Number)	20-1978398 (I.R.S. Employer Identification Number)

489 N. Denver Avenue
Loveland, CO 80537
(970) 461-0071
(Address and telephone number of principal executive offices)

Michael Siemens
489 N. Denver Avenue
Loveland, CO 80537
(970) 461-0071
(Name, address and telephone number of agent for service)

Copy of all communications to:

Robert M. Bearman, Esq. Marci M. Fulton, Esq. Patton Boggs LLP 1660 Lincoln Street, Suite 1900 Denver, Colorado 80264 (303) 830-1776	David C. Roos, Esq. Moye Giles LLP 1400 16th Street Denver, Colorado 80202 (303) 292-2900	David H. Drennen, Esq. 82 Drennen Court Shepherdstown, West Virginia 25443 (304) 876-1883

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Units, consisting of one share of common	1,495,000 units	$—	$—	$—
stock, no par value per share, and one
warrant to purchase one share of
common stock(3)

Common stock included in units	1,495,000 shares	$6.90	10,315,500	$1,214.14

Warrants to purchase common stock included in units	1,495,000 warrants	$0.10	149,500	$17.60

Common stock underlying public warrants	1,495,000 shares	$10.50	15,697,500	$1,847.60

Representative's option to purchase common stock	130,000 options	$.0005	65	$0.01

Representative's option to purchase warrants	130,000 options	$.0005	65	$0.01

Common stock underlying Representative's option(4)	130,000 shares	$8.28	1,076,400	$126.70

Warrants underlying Representative's option(4)	130,000 warrants	$0.12	15,600	$1.84

Common stock underlying Representative's warrants	130,000 shares	$12.60	1,638,000	$192.80

Common stock underlying bridge warrants	194,471 shares	$7.00	1,361,297	$160.23

Total				$3,560.93

(1)	In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Act”), in order to prevent dilution, a presently indeterminable number of shares of common stock are registered hereunder which may be issued in the event of stock splits, stock dividends, triggering of any anti-dilution provisions in the warrants included in the units and the representative’s option for the purchase of units or similar transactions involving the common stock of the Registrant. No additional registration fee has been paid for these shares of common stock.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Act, and computed pursuant to Rule 457(a) promulgated under the Act.

(3)	Includes 195,000 units which the underwriters have the option to purchase from the Registrant to cover over-allotments, if any.

(4)	Issuable upon exercise of the representative’s options.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANATORY NOTE

This registration statement contains two forms of prospectus: one to be used in connection with an initial public offering of 1,300,000 units (the “Prospectus”) and one to be used in connection with the potential resale of an aggregate of 194,471 shares by certain selling shareholders (the “Selling Shareholders Prospectus”). The Prospectus and Selling Shareholder Prospectus will be identical in all respects except for the alternative pages for the Selling Shareholder Prospectus included herein which are labeled “Alternate Page for Selling Shareholder Prospectus.”

        The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated June 3, 2005

1,300,000 UNITS

A4S SECURITY, INC.

_________________

        A4S Security, Inc. (“A4S”, the “Company”, “we” or “us) is offering 1,300,000 units. Each unit consists of one share of our common stock and one warrant. The holder of one warrant will be entitled to purchase one share of our common stock. This is our initial public offering, and no public market currently exists for our units, warrants or shares of common stock. The initial public offering price for the units offered hereby is estimated to be between $6.00 and $7.00 per unit, of which all but $.10 is the purchase price for the share of common stock forming a part of the unit, and $.10 is the purchase price for the warrant forming a part of the unit. The initial public offering price was determined by negotiation between us and the underwriters of this offering.

         We have applied for quotation of our units on The Nasdaq SmallCap Stock Market and ArcaEx under the symbol “SWATU.” The common stock and warrants will initially trade as a unit, until separated. If approved for quotation, when separated, the common stock and warrants will trade separately on The Nasdaq SmallCap Stock Market and ArcaEx under the symbols “SWAT” and “SWATW,” respectively.

        Investing in our units involves risks. See “Risk Factors” beginning on Page 7 for a discussion of certain factors that should be considered by prospective purchasers of our units.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per unit	$	$	$
Total	$	$	$

        We have granted the underwriters a 60-day option to purchase up to an additional 195,000 units to cover over-allotments. If this option is exercised in full, the total price to the public, underwriting discounts and commissions, and proceeds the Company will be $ _________ , $_____________ , and $ __________, respectively.

        The units are being offered by the several underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions.

Newbridge Securities Corporation	Bathgate Capital Partners LLC

The date of this prospectus is _______, 2005.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
CORPORATE INFORMATION	5
SUMMARY HISTORICAL FINANCIAL DATA	6
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	15
DETERMINATION OF OFFERING PRICE	16
USE OF PROCEEDS	16
DIVIDEND POLICY	17
CAPITALIZATION	17
DILUTION	18
SELECTED HISTORICAL FINANCIAL DATA	20
MANAGEMENT'S DISCUSSION AND ANALYSIS	21
BUSINESS	27
MANAGEMENT	37
EXECUTIVE COMPENSATION	41
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	44
CODE OF ETHICS	44
PRINCIPAL SHAREHOLDERS	44
DESCRIPTION OF SECURITIES	46
SHARES ELIGIBLE FOR FUTURE SALE	49
UNDERWRITERS	50
LEGAL MATTERS	53
EXPERTS	53
ADDITIONAL INFORMATION	53
INDEX TO FINANCIAL STATEMENTS	F-	1

        You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date of the front cover of this prospectus only.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

A4S SECURITY, INC.

         We were formed in 1999 and initially pursued the development of our technology for use by the United States Air Force. We were engaged by the Air Force to develop digital technology capable of capturing multiple feeds of video, audio and data, including the utilization of Global Positioning Satellite (“GPS”) Time, to provide simultaneous time and location synchronized views of multiple video, audio and data streams of flight and weapons systems. We retained the proprietary commercial rights to our software development, which today is the core technology of our commercial transportation and police evidence video recorder products.

         We market our patent pending high resolution mobile digital video recording systems for security and surveillance. ShiftWatch®, our mobile digital recording product line, has been designed for transportation, law enforcement, and general security applications. Tapestream™, our proprietary data capture technology, records high resolution video at broadcast quality in a mobile environment to both digital tape and a hard drive. We believe the digital tape we use has over three hundred times the data reliability at as low as 20% of the cost as compared to a ruggedized removable hard drive used for the same capacity. Furthermore, the tape can be easily removed and the vehicle can continue in service knowing that critical evidence has been secured. The tape can be maintained as evidence for up to 30 years and reliably replayed as we use a standard (MPEG-2) which assures the ability to access the information.

         Our ShiftWatch® product line is proven in the market. In June 2004 the Kansas City Area Transportation Authority (“KCATA”) chose our ShiftWatch® TVS™ to provide video and audio surveillance with GPS integration on their new buses and to retrofit selected buses currently in use. We were selected by KCATA after a six-month evaluation and testing program. The KCATA accounted for approximately 93% of our sales for the three months ended March 31, 2005 and 97% of our sales in 2004. We also expect additional purchases by KCATA as they purchase new buses or retrofit existing buses. Based on KCATA as a reference customer, we are currently engaged in discussions with over 50 metropolitan transportation agencies to purchase multiple units of our ShiftWatch® TVS™ product. We have made demonstration installations in vehicles operated by two other transportation agencies which are currently evaluating our product. Based on ongoing discussions with other agencies, we expect to make additional demonstration installations in the next several months.

         The law enforcement market has been slow to advance in the area of digital video due to labor union concerns, digital video file format variations in the marketplace and related confusion concerning purchasing, and lack of feature guidelines and standard setting for departments to base a purchase. The law enforcement market is slowly developing as the International Association of Chiefs of Police ("IACP"), the standards settings body for law enforcement, is evaluating guidelines for a document describing the advantages of digital video. As an industry technology provider, we were asked to join an IACP advisory panel on law enforcement use of in-car digital video systems. Recently, we have made two small law enforcement installations of systems using our current platform for use in police cars. We have evaluated the likely direction of IACP guidelines and concluded that all our products, with modifications in process, will meet the goals of the IACP.

         Our dual recording of video and data to a hard drive and to digital tape is well suited for additional products and application development, including possible recording of high definition television video. We believe that our patent pending system offers competitive advantages due to the high capacity of the recording medium we use and comparative relative low cost. Our products provide high quality, full motion video and digital tape storage. We believe we will have the ability to rapidly evolve as technology and the product markets develop as our products are designed around off-the-shelf components, including the cameras we use. Our technology is easily upgradeable and software driven which should be more advantageous than a hardware driven solution that can require substantial engineering changes and expenses.

        According to the American Public Transportation Association, there are approximately 76,000 passenger buses, 5,300 commuter rail vehicles, 1,450 light rail vehicles and 10,700 heavy rail vehicles in use in the United States. Additionally, the School Bus Information Council estimates that there are approximately 450,000 school buses transporting children to school daily and the Bureau of Transportation Statistics estimates there are approximately 511,000 interstate freight motor carriers in the United States. There were approximately 420,000 law enforcement vehicles in the United States as of 2001. According to a 2005 market study prepared by Frost & Sullivan, the digital video recorder segment of the video surveillance equipment market should be the fastest growing segment through 2010. Frost & Sullivan estimates that the digital video recorder market should grow at a compound annual growth rate of 21.4% through 2010. We believe the transportation and law enforcement authorities and carriers that maintain and procure these vehicles represent potential markets for our digital video recording systems.

        We have a history of net operating losses and an accumulated deficit in excess of $4 million. Our auditors have issued an opinion that questions our ability to continue as a going concern. Our operating losses, accumulated deficit and audit opinion that includes a going concern emphasis paragraph could negatively affect our ability to raise capital.

CORPORATE INFORMATION

         We were organized as a partnership in September 1999 and subsequently incorporated in Montana in January 2000. In December 2004, we reincorporated in Colorado. Our principal executive offices are located at 489 North Denver Avenue, Loveland, Colorado 80537, and our telephone number is (970) 461-0071. We maintain a website at www.shiftwatch.com. The information on our website is not part of this prospectus.

        In May 2005, we effected a 1 to 18.4 split of our common stock and changed our name from A4S Technologies, Inc. to A4S Security, Inc. Unless otherwise indicated, all information in this prospectus, including share and per share data, gives effect to this reverse stock split and the name change. All information in this prospectus also assumes that the underwriters do not exercise the over-allotment option to purchase 195,000 units in this offering and that all outstanding convertible notes are converted into common stock prior to this offering.

THE OFFERING

Securities Offered	1,300,000 units, with each unit consisting of one share of our common stock and one warrant. The holder of one warrant will be entitled to purchase one share of our common stock.

Warrant Terms	One warrant is exercisable to purchase one share of our common stock at an exercise price equal to 150% of the unit offering price beginning on the date the units separate through the date which is five years after the date of this prospectus, subject to redemption rights. Based on an assumed initial offering price of $6.50 per unit, the exercise price of the warrants would be $9.75 per share.

Over-Allotment Option	195,000 units.

Common Stock to be Outstanding After This Offering	3,856,080 shares (4,051,079 shares if the over-allotment option is exercised in full by the underwriters), of which 1,300,000 shares or 33.7% would be held by persons purchasing in this offering (1,495,000 shares or 36.9% if the over-allotment option is exercised in full by the underwriters).

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including administrative, sales and marketing expenses, product development, inventory purchases, capital expenditures and working capital. See "Use of Proceeds" for additional information.

Nasdaq and ArcaEx Symbols	We have applied for quotation of our units on The Nasdaq SmallCap Market and Archipelago Exchange (“ArcaEx”) under the symbol "SWATU." Until the units are divided into their separate components of one share of common stock and one warrant, only the units will be quoted on The Nasdaq SmallCap Market and ArcaEx. Each unit will be divided into its separate component of one share of common stock and one warrant on the date of which is the earlier of (i) 90 days immediately following this offering or (ii) 30 days immediately following the date on which the over-allotment option is exercised in full. We expect to notify the unitholders of the separation of the units 30 days prior thereto through the issuance of a widely disseminated news release. Following the separation of the units, the shares of common stock will be quoted on The Nasdaq SmallCap Market and ArcaEx under the symbol "SWAT" and the warrants will be quoted on The Nasdaq SmallCap Market and ArcaEx under the symbol "SWATW." The units will cease to exist at that time.

SUMMARY HISTORICAL FINANCIAL DATA

        You should read the summary historical financial data in conjunction with “Management’s Discussion and Analysis” and the financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2005 (unaudited)	2004 (unaudited)	2004	2003
Statement of Operations Data:
Revenues	$73,735	$4,573	$268,501	$68,644
Cost of sales	52,759	9,604	184,005	67,957
Selling, general and administrative expenses	384,540	95,977	935,654	1,207,334
Research and development expenses	72,117	25,366	243,926	457,001
Other expenses	118,775	38,105	230,924	74,588
Net loss	(554,456)	(164,479)	(1,326,008)	(1,738,236)

Loss per common share	$(3.76)	$(1.89)	$(13.30)	$(24.88)

	March 31, 2005 (unaudited)	December 31, 2004

Balance Sheet Data:
Current assets	$868,513	$683,337
Total assets	1,164,152	848,117
Current liabilities	323,350	447,660
Non-current liabilities	3,339,830	2,466,162
Total liabilities	3,663,180	2,913,822

Shareholders' equity (deficit)	$(2,499,028)	$(2,065,705)

RISK FACTORS

        An investment in A4S involves significant risks. You should read these risk factors before deciding whether to invest in our Company. The following is a description of what we consider our key challenges and risks.

Risks Related to Our Business and Industry

Our auditors have added an emphasis paragraph to their opinion raising a question of our ability to continue as a going concern.

         Due to our continued losses and limited capital resources our auditors have issued an opinion that questions our ability to continue as a going concern. The auditors’ report discloses the fact that we incurred a net loss of $1,326,008 in 2004 and had an accumulated deficit of $4,013,099, at December 31, 2004. These conditions raise substantial doubt about our ability to continue as a going concern and may make it difficult for us to raise capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have a limited history of product sales and have incurred substantial losses since inception, which makes it difficult to evaluate our prospects and the merits of investing in our securities.

        We were incorporated in December 1999. For approximately four years, we were primarily engaged in the research and development of our initial product the MIL-4000, under the United States Air Force contract, which was our only product until 2003, when we commercially released ShiftWatch® TVSTM, which has only minimal sales to date. As a result of our limited operating history, we have a limited amount of sales and financial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges of attempting to introduce new products in new and developing markets. We may not address these risks, and our business strategy may not prove successful.

         In 2003, we had revenues of $68,644 and incurred a net loss of $1,738,236; in 2004 we had revenues of $268,501 and incurred a net loss of $1,326,008. For the three months ended March 31, 2005, we had revenues of $73,735 and incurred a net loss of $554,456. As of March 31, 2005, we had an accumulated deficit of $4,576,555 and as of December 31, 2004, we had an accumulated deficit of $4,013.099. We expect to incur significant sales and marketing, and general and administrative expenses in connection with the development of our business.

We have only one principal customer, and we will be unable to operate profitably unless we expand our customer base.

         Our success depends on our ability to market and enhance our products to meet and maintain our current customers' and potential customers' needs. We have successfully produced products which have been installed in buses operated by the KCATA. The KCATA accounted for approximately 93% of our sales for the three months ended March 31, 2005 and 97% of our sales in 2004, and is our only principal customer. We believe our ability to substantially increase our revenues and generate net income is contingent on successfully expanding our sales and marketing efforts and our consummation of additional sales orders and contracts. We have encountered in the past, and may again encounter in the future, delays on the part of customers in making purchase decisions and issuing purchase orders as they evaluate our products and technology. If we are unable to expand our customer base, we will be unable to operate profitably.

Our marketing efforts are focused primarily on municipalities or quasi governmental agencies, such as mass transit authorities, which can have prolonged buying cycles and operate under voter mandated budget constraints. As a result, sales to these potential customers could be delayed or not achieved.

         We anticipate that our primary customers in the near future will be municipalities or quasi governmental agencies, such as mass transit authorities. Municipalities generally have prolonged purchase and buying cycles and generally require compliance with specified proposal and Request for Proposal ("RFP") conditions. They typically have budget considerations and buying patterns frequently tied to fiscal year considerations. In order to do business with certain customers we may also be subject to a number of public policies covering procurement procedures. As a result of these prolonged buying cycles and particular procurement procedures as well as voter mandated budgetary constraints, our sales to these potential customers could be delayed or not achieved.

We may not achieve substantial business from governmental agencies because of our brief operating history and absence of a prior relationship.

         We expect to derive a significant amount of our future revenues from sales made to municipalities and other governmental agencies. Governmental agencies or quasi governmental agencies are more likely than private sector clients to provide business based on our reputation and our relationship with the agency. We have a brief operating history and only one principal customer, the KCATA. Accordingly, it may be more difficult for us to establish substantial business with agencies. Also, if for any reason our reputation or relationship with a governmental agency is impaired, if levels of government expenditures and authorizations for security related programs do not increase or shift to programs in areas where we do not provide products, our business generated from governmental sources may be materially and adversely affected.

Our growth plans will be hindered if the markets for our products do not develop as anticipated.

         The markets for our security and surveillance products are still emerging. Our growth is dependent on, among other things, the size and pace at which the markets for our products develop. If the markets do not grow as we anticipate, our growth plans will not be realized. Continued growth may be hindered, for many reasons, including products deemed to be superior to ours that are offered by our competitors, our customers experiencing technical difficulty in utilizing our products, or our customers achieving their security objectives by using alternative solutions.

Because of our limited resources, for the foreseeable future, we will be dependent on our officers and key personnel for sales and marketing and on a third party for manufacturing of our products. As a result, our sales may not increase rapidly and we may have less ability to control the manufacturing and delivery of our products.

         Our ability to achieve revenue growth will depend to a large extent on our ability to bolster the sales and marketing efforts of our existing sales personnel. Because of our limited resources, we will rely primarily upon efforts of our officers and key personnel and we will not have available to us a fully developed internal sales force. Accordingly, we may be unable to achieve revenue growth. We also do not anticipate acquiring the substantial facilities, equipment and personnel necessary to manufacture our products, but will rely on third parties for these efforts. We do not have a written contract with our contract manufacturer. Our reliance on a third party for manufacturing may limit our ability to control the quality of the manufacturing and timing of the completion and delivery of our products. Also, because of our limited sales, we have no experience with our manufacturer in producing substantial quantities of products, and there may be production difficulties or delays in the future.

We rely upon patents, trademarks, and trade secrets to protect our proprietary rights that we believe give us a competitive advantage; however, such intellectual property protections may not be broad enough, could be successfully challenged or may become useless as competitors independently develop similar technologies. Enforcement of intellectual property rights is expensive and involves a significant amount of management resources, which could decrease our revenues, and, if we lose, defeat our competitive advantage.

        Our ability to compete depends to a significant degree upon the protection of our software and other proprietary technology rights. We may not be able to protect our proprietary technology, and our proprietary rights may not provide us with a meaningful competitive advantage. To protect our proprietary technology, we rely on a combination of patents, trademarks, trade secrets and non-disclosure agreements, each of which affords only limited protection. Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. It is possible that:

•	our pending patent applications may not result in the issuance of patents;
•	any patents issued to us may not be broad enough to protect our proprietary rights;
•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;
•	current and future competitors may independently develop similar technologies, duplicate our products or design around any of our patents; and
•	former employees, consultants or contractors may violate their confidentiality or non-compete agreements with us leading to a loss of proprietary intellectual property.

        In an effort to protect our unpatented proprietary technology, processes and know-how, we require our employees and consultants to execute confidentiality agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees or consultants have previous employment or consulting relationships. Also, other companies may independently develop substantial proprietary information and techniques or otherwise gain access to our trade secrets. We intend to market our products in many different countries, some of which we will not have patents in or applied for. Different countries have different patent rules and we may sell in countries that do not honor patents and in which the risk that our products could be copied and we would not be protected would be greater.

Claims that we infringe upon third parties’ intellectual property rights could be costly to defend or settle, and thus could reduce our income or increase our net loss.

        We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our products without incurring liability to third parties, third parties may bring claims of infringement against us. Such claims may be with or without merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Our business, operating results and financial condition could be harmed by a reduction in income or an increase in our net loss if any of these events occurred.

         In addition, we may indemnify certain of our customers against certain claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and such customers against infringement claims. In the event of a claim of infringement, our customers and we may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, if at all. An adverse decision in a lawsuit or failure to obtain any such required licenses could limit our ability to market our products resulting in a loss of revenues and could require us to restructure our operations.

We have limited human resources; we need to attract and retain highly skilled personnel; and we may be unable to manage our growth effectively with our limited resources.

         We expect that the expansion of our business may place a strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our future success will depend in large part on our ability to attract, train and retain additional highly skilled executive level management, logistics and sales personnel. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and operating results would be materially adversely affected. Further, our ability to manage our growth effectively will require us to continue to improve our operational, financial and management controls, reporting systems and procedures, to install new management information and control systems and to train, motivate and manage employees. If we are unable to manage growth effectively and new employees are unable to achieve adequate performance levels, our operating results will suffer.

Some members of our management team and key personnel have worked together for only a short period of time and may not be effective in executing our business plan, generating sales and guiding us to profitability. If our management team is unable to execute our business plan, then our company may cease operations and you may lose your entire investment.

        Our ability to execute our business plan will depend on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel.Some of the members of our management team are new to our organization and their respective positions, and we have no track record in terms of their individual performance. Moreover, some of the members of our management team have not worked together in the past, and have only worked together with us for a short period of time. Our challenge will be to identify quickly an individual’s performance skills and integrate our team as an effective management group. If we fail to integrate our management team, or if they are unable to integrate as a team, our business may not generate sales sufficient to cover our operating expenses and we may cease operations causing you to lose your entire investment.

Our competitors may have greater resources or sales and marketing capabilities than we have, and we may not have the resources necessary to successfully compete with them.

        Our business strategy has been to create a niche in the digital recording system for mobile and stationary security applications, specifically focused near-term in law enforcement, mass transit and security/surveillance markets. The security business is highly competitive, and we may face increasing competition. We expect that many of our competitors will have greater financial and human resources, more experience in research and development, and more established sales, marketing and distribution capabilities than we have. Therefore, our efforts to increase sales may be unsuccessful. In addition, the security market we are focused in is characterized by rapid technological change. New product introductions or other technological advancements could make some or all of our products obsolete.

We have substantial discretion as to how to use the offering proceeds, and the use of these proceeds may not have favorable results.

        While we currently intend to use the net proceeds of this offering as set forth in “Use of Proceeds”, we may subsequently choose to use the net offering proceeds for different purposes. The effect of the offering will be to increase capital resources available to our management, and our management will allocate these capital resources as it determines is necessary in order to enhance shareholder value. You will be relying on the judgment of our management with regard to the use of the net proceeds of this offering, and the results of their investments may not be favorable.

We do not currently have insurance that covers product liability, and we could be exposed to product liability claims.

         Our insurance policies do not currently cover claims and liability arising out of defective products. As a result, if a claim were brought against us, we would not have any insurance that would apply and would have to pay any costs directly. If we are successful in expanding our operations, the risk of claims will increase. Our products are designed to be included in commercial vehicles which are used to transport large numbers of passengers in heavily trafficked areas. As such, there are situations created where claims could be made due to equipment malfunction or other performance issues. For example, if there is a traffic accident, it is possible that our products could be held partly responsible for damages resulting from the accident. If we experience losses from claims, our liquidity could be affected adversely.

Our operating results may fluctuate, which makes results difficult to predict and could cause our results to fall short of expectations.

        Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this Risk Factors section, and the following factors, may affect our operating results:

•	Our ability to expand our customer base in the mass transit market.
•	Our ability to penetrate the law enforcement and the general security applications markets.
•	Our plans to increase our marketing personnel and other marketing costs to further our growth strategy.
•	Our plans to continue to develop new and improved product offerings.
•	Our intent to focus on long-term goals over short-term results.
•	General economic conditions and those economic conditions which could specifically affect purchasing by our target customers.
•	Geo-political events such as war, threat of war or terrorist actions.

Our financial results could be adversely affected by changes in accounting rules governing the recognition of stock-based compensation expense, which would reduce our income or increase our losses.

        Our financial results could be affected by changes in the accounting rules governing the recognition of stock-based compensation expense. We measure compensation expense for our employee stock options under the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Because we have granted all stock-based compensation at the estimated fair value on the date of grant, no compensation expense has been recognized. As permitted, we have elected to adopt only the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and we do not account for our compensation expense under the fair value method of accounting prescribed by SFAS No. 123. Had we accounted for our compensation expense under the fair value method of accounting prescribed by SFAS No. 123, we would have had to record a charge of $91,000 for the year ended December 31, 2004. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. We are evaluating the provisions of the standard. Depending upon the amount of and terms for options that are granted in future periods, the implementation of this standard could have a significant non-cash impact on results of operations in future periods.

We plan to substantially increase executive compensation and other expenses. As a result, our historical financial statements are not indicative of future results and we must substantially increase revenues in order to become profitable.

        During the year ended December 31, 2004, our officers received total compensation of $186,000. We plan to bolster our executive team and to increase officers’ compensation. Many of our officers have worked at reduced levels of compensation. We expect that upon completion of this offering the aggregate annual compensation of our officers will exceed $490,000. We also plan to substantially increase our sales and marketing activities in an effort to increase sales. Accordingly, our historical financial statements are not indicative of future results. We will need to substantially increase revenues to become profitable. In addition, because of our plans to substantially increase executive compensation and sales and marketing activities as well as incur other expenditures, our business and operating results will be materially adversely affected if our sales do not increase substantially.

Compliance with the new corporate governance requirements to which we will be subject as a public company will cause us to incur significant costs, and the failure to comply with such requirements will expose us to investigations and sanctions by regulatory authorities.

        We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board, The Nasdaq Stock Market and ArcaEx. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future.

        In particular, we will be required to include the management and auditor reports on internal control as part of our annual report for the year ending December 31, 2006 pursuant to Section 404 of Sarbanes-Oxley. We are in the process of evaluating our internal control systems in order (i) to allow management to report on, and our independent auditors to attest to our internal controls, as required by these laws, rules and regulations, (ii) to provide reasonable assurance that our public disclosure will be accurate and complete, and (iii) to comply with the other provisions of Section 404 of Sarbanes-Oxley. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact these may have on our operations. Furthermore, there is no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements relating to internal controls and all other provisions of Section 404 in a timely fashion or achieve adequate compliance with these requirements or other requirements of Sarbanes-Oxley, we might become subject to sanctions or investigation by regulatory authorities such as the SEC, The Nasdaq Stock Market or ArcaEx. Any such action may materially adversely affect our reputation, financial condition and the value of our securities, including our common stock. We expect that Sarbanes-Oxley and these other laws, rules and regulations will increase legal and financial compliance costs and will make our corporate governance activities more difficult, time-consuming and costly. We also expect that these new requirements will make it more difficult and expensive for us to obtain director and officer liability insurance.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our shareholders.

        Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even if it were beneficial to our shareholders to do so. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Among other things, these provisions:

•	authorize the issuance of preferred stock that can be created and issued by the board of directors without prior shareholder approval and deter or prevent a takeover attempt;
•	authorize shareholder action only by unanimous written consent, thereby effectively requiring all shareholder actions to be taken at a meeting of our shareholders; and
•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

Risks Related to this Offering.

There is no prior public market for our securities, and our stock price could be volatile and could decline following this offering, resulting in a substantial loss in your investment.

        Prior to this offering, there has not been a public market for any of our securities. An active trading market for our securities may never develop or be sustained, which could affect your ability to sell your securities and could depress the market price of your securities. In addition, the initial public offering price of the units has been determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which the units will trade upon completion of this offering. The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus. In the past securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

Shares of common stock that are issuable pursuant to our stock option plans and our outstanding warrants when issued, could result in dilution to existing shareholders and could cause the market price of our common stock to fall.

        We have reserved shares of common stock that may be issuable pursuant to our stock option plans and our outstanding warrants outside those plans. These securities when issued and outstanding, may reduce earnings per share under accounting principles generally accepted in the U.S., and, to the extent they are exercised and shares of our common stock are issued, dilute percentage ownership to existing shareholders which could have an adverse effect on the market price of our common stock.

We will continue to be controlled by our current shareholders, who may have strategic interests that differ from those of our other shareholders.

        Upon completion of this offering, assuming the underwriters’ over-allotment is not exercised, our current shareholders will beneficially own, in the aggregate, approximately 66% of our outstanding common stock. For the foreseeable future, to the extent that our current shareholders vote similarly, they will be able to exercise control over many matters requiring approval by the board of directors or our shareholders. As a result, they will be able to:

•	Control the composition of our board of directors.
•	Control our management and policies.
•	Determine the outcome of significant corporate transactions, including changes in control that may be beneficial to shareholders.
•	Act in each of their own interests, which may conflict, or be different from, the interests of each other or the interests of other shareholders.

We have authorized, but unissued, shares of preferred stock available for issuance, which could negatively affect your investment.

        Our articles of incorporation currently authorize the issuance of 5,000,000 shares of our preferred stock. Our board of directors has the power to issue any or all of these additional shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of A4S, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of common stock.

Substantial sales of our common stock after this offering could cause our stock price to fall.

        Immediately after consummation of this offering, our present shareholders will beneficially own approximately 2,556,000 shares of our common stock. Subject to agreements and applicable law, such shareholders could sell all or some of the shares of common stock from time to time for any reason. We cannot accurately predict the effect, if any, that future sales of outstanding common stock or the availability of common stock for sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock.

        All of our officers and directors and current shareholders who own more than 1% of our common stock (totaling approximately 60% of our shares including the shares issuable upon the conversion of the outstanding convertible notes payable) have agreed that, for a period of 12 months following the date of this prospectus, they will not sell any shares of common stock held by any of them without the prior written consent of the representative of the underwriters. Pursuant to SEC Rule 144, a total of 2,043,430 shares will be available for resale beginning 90 days after the date of this prospectus, subject to the aforementioned lock-up. See “Shares Eligible for Future Sale” and “Principal Shareholders.”

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

         The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. If you purchase our common stock in this offering, you will incur an immediate dilution of $4.55 ($4.38 if the over-allotment option is exercised by the underwriters) in net tangible book value per share from the price you paid, based on an assumed initial offering price of $6.50 per unit. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

We do not intend to pay dividends on our common stock.

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The redemption of our warrants in this offering may adversely affect potential investors by requiring them to sell or exercise the warrants at a time that may be disadvantageous for them.

        Our warrants forming a part of the units will be redeemable at $.10 per warrant upon 30 days written notice to the warrant holders, provided that (i) there is then an effective registration statement under the Securities Act of 1933 (the “Securities Act”) covering the shares issuable upon exercise of the warrants, (ii) the closing price of our common stock equals or exceeds 225% of the offering price of the units for 30 consecutive trading days prior to the date of the notice of redemption, and (iii) 36 months have elapsed since the date of this prospectus.

         Notice of redemption of the warrants could force holders to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, sell the warrants at the current market price when they might otherwise wish to hold the warrants or accept the redemption price, which is likely to be substantially less than the market value of the warrants at the time of redemption. A warrant holder who fails to exercise his or her warrants after a notice of redemption will likely lose money because the redemption price of $.10 is more than likely to be less than the gain that would be realized if the holder exercised his or her warrants.

If a current prospectus, and possibly state blue sky registration, is not in place, then you will not be able to exercise your warrants.

        Holders of our warrants which are purchased in this initial public offering will be able to exercise their warrants only if a current registration statement relating to such shares is then in effect and, if an exemption is not otherwise available, only if the shares are qualified for sale under the securities laws of the applicable state or states. We have undertaken and intend to file and keep current a registration statement covering the shares of common stock issuable upon exercise of the warrants, but we cannot assure you that we will be able to do so. If required, we intend to seek to qualify such shares for sale in those states where the units are to be offered, but we cannot assure you that such qualification will occur. The warrants may be of no value if the current registration statement covering the shares underlying the warrants is not effective and available or, if required, such underlying shares are not or cannot be registered in the applicable states.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        Certain statements in this prospectus constitute “forward-looking statements.” These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of A4S to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, the actions of competitors and customers and our ability to execute our business plan, and our ability to increase revenues is dependent upon our ability to continue to expand our current business and to expand into new markets, general economic conditions, and other factors. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

DETERMINATION OF OFFERING PRICE

        The offering price of our units was arbitrarily determined by our management after consultation with our underwriters and was based upon consideration of our history and prospects, the background of our management and current conditions in the securities markets. The price does not bear any relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price be regarded as an indicator of any future market price of our securities.

USE OF PROCEEDS

        Our net proceeds from the sale and issuance of 1,300,000 units are estimated to be approximately $7,136,000 (approximately $8,251,400 if the underwriters’ over-allotment option is exercised in full), based upon an estimated initial public offering price of $6.50 per unit and after deducting the estimated underwriting discount, the non-accountable expense allowance and the estimated offering expenses payable by us.

USE OF PROCEEDS	Amount	Percentage of Proceeds from this offering

Retirement of debt	$858,000	12.0%
Payment of accounts payable	300,000	4.2
Administrative expenses	500,000	7.0
Sales and marketing	1,300,000	18.2
Inventory purchases	800,000	11.2
Capital expenditures	200,000	2.8
Product development	325,000	4.6
Working Capital	2,853,000	40.0

Net Proceeds	$7,136,000	100.0%

        We assume that we will use approximately $858,000 to repay certain bridge loans, which bear interest at 8% per annum and are repayable at closing of this offering.

        We intend to spend approximately $300,000 to bring current our accounts payable.

        We intend to spend approximately $500,000 on administrative expenses, including rent and office overhead. Approximately $67,000 will be used to pay deferred compensation amounts to officers or directors as provided in their employment agreements for amounts that they agreed would be deferred from 2004 and 2005.

        We intend to spend approximately $1,300,000 on sales and marketing related activities, including salaries, travel, demonstration units and promotions.

        We intend to spend approximately $800,000 on inventory purchases.

        We intend to spend approximately $200,000 on capital expenditures.

        We intend to spend approximately $325,000 on product development.

        We intend to use the balance of the proceeds of this offering, estimated at approximately $2,853,000, (approximately $3,968,200 if the underwriter’s over-allotment is exercised in full) as well as cash generated from operations, for working capital and for general corporate purposes, including non-sales, non-marketing and non-development related personnel costs; the additional costs of being a public company including audit fees, legal fees and compliance with the Sarbanes-Oxley Act of 2002; and general office overhead and expenses such as rent, telecommunications, and internal IT costs.

        Actual expenditures may vary substantially from these estimates. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, marketing and sales activities, and the amount of cash generated by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes.

        Circumstances that may give rise to a change in the use of proceeds include opportunities or the need to take advantage of additional marketing activities, increased costs of doing business over those currently expected, the need to accelerate, increase or eliminate the release of product enhancements due to changing market conditions, and/or the need for us to spend additional sums on intellectual property and patent protection. Pending any of these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities. We anticipate that the proceeds will be sufficient for our operations for the next 12 months.

        The amounts and timing of our actual expenditures will depend on numerous factors, including the results of our sales and marketing activities, technological advances, competition and the amount of cash generated or used by our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in certificates of deposit, short-term obligations of the United States government, or other money-market instruments that are rated investment grade or its equivalent.

DIVIDEND POLICY

        We intend to seek to maximize shareholder value through growth. As a result, we do not expect to pay cash dividends on our common stock but intend, instead, to utilize available cash to support the development and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements we may obtain or enter into, future prospects and in other factors our board of directors may deem relevant at the time such payment is considered.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005 on:

•	an actual basis;

•	a pro forma basis to reflect:

1.	completion of a private offering in April 2005 generating proceeds of $42,750 less $4,147 in debt issue costs and with $5,649 allocated to the value of the warrant and beneficial conversion features of that offering amount;
2.	conversion of $3,172,589 in outstanding convertible notes and $167,241 in accrued interest at March 31, 2005;
3.	conversion of $42,750 in convertible notes from the April 2005 offering and conversion of $41,598 of interest accrued for the period April 1, 2005 to June 20, 2005 on the convertible notes;
4.	the write-off of $183,056 in net un-amortized loan costs as of March 31, 2005 plus an additional amount of $4,147 associated with the April 2005 offering proceeds; and
5.	the issuance of 2,408,692 common shares upon the conversion of the above convertible notes and associated accrued interest.

•	a pro forma as adjusted basis to give further effect to our sale of units in this offering and the application of the net proceeds from this offering as described under “Use of Proceeds”, assuming the underwriters do not exercise the over-allotment option.

        You should read this table in conjunction with “Management’s Discussion and Analysis” and the financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2005

	Actual	Pro Forma	Pro Forma As Adjusted

Current assets	$868,513	$907,116	$8,043,116
Current liabilities	323,350	323,350	323,350
Long-term debt	3,339,830	0	0
Total liabilities	3,663,180	323,350	323,350

Shareholders' equity (deficit)
Preferred stock: 5,000,000 shares authorized, no
shares issued and outstanding	—	—	—
Common stock: 30,000,000 shares authorized, 147,389
issued and outstanding (actual); 30,000,000 shares
authorized, 2,556,080 issued and outstanding
(pro-forma); 30,000,000 shares authorized,
3,856,080 issued and outstanding (pro-forma as adjusted)	2,068,527	5,492,705	12,628,705
Retained earnings (deficit)	(4,567,555)	(4,796,356)	(4,796,356)

Total shareholders' equity (deficit)	(2,499,028)	696,349	7,832,349
Total capitalization	$1,164,152	1,019,699	8,155,699

DILUTION

        If you invest in our units, your interests will be diluted to the extent of the difference between the public offering price per unit and the adjusted net tangible book value per share of our common stock immediately upon the completion of this offering.

         The net tangible book value (deficit) of our common stock as of March 31, 2005 was $426,210, or $.17 per share. Net tangible book value (deficit) per share before this offering has been determined by dividing net tangible book value (deficit) (book value of total assets less intangible assets, less total liabilities) by the number of shares of common stock outstanding as of March 31, 2005 giving effect to the conversion of all convertible notes outstanding immediately prior to this offering including the completion of a private offering in April 2005. After (i) giving effect to the sale of our units in this offering at an estimated initial public offering of $6.50 per unit, (ii) deducting underwriting discounts and commissions, the non-accountable expense allowance to the representatives, and estimated offering expenses payable by us, our net tangible book value as of March 31, 2005 would have been $7,520,612, or $1.95 per share. This represents an immediate increase in net adjusted tangible book value of $1.78 per share to existing holders of common stock and an immediate dilution of net tangible book value (deficit) of $4.55 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public Offering price per unit		$6.50

Adjusted net tangible book value (deficit) per share at 3/31/05	$.17

Increase per share attributable to new purchasers	1.78

Pro forma net tangible book value per share		1.95

Net tangible book value dilution per share to new purchasers		$4.55

Net tangible book value dilution per share to new purchasers as a percentage
of public offering price per unit		70.0%

        Assuming the underwriters exercise their over-allotment option in full, existing shareholders would have an immediate increase in adjusted tangible book value of $1.96 per share and investors in this offering would have an immediate dilution of $4.38 per share or 67.4%.

        Assuming the exercise of all outstanding stock options and warrants as of March 31, 2005 with exercise prices below the estimated initial public offering price of $6.50 per share, the net tangible book value (deficit) of our common stock as of March 31, 2005 would have been $3,589,600, or $1.07 per share. After (i) giving effect to the sale of our units in this offering at an estimated initial public offering of $6.50 per unit, (ii) deducting underwriting discounts and commissions, the non-accountable expense allowance to the representatives, and estimated offering expenses payable by us, our net tangible book value as of March 31, 2005 would have been $10,725,600 ($11,799,401 if the over-allotment option is exercised by the underwriter), or $2.31 per share ($2.44 if the over-allotment option is exercised by the underwriter) . This represents an immediate increase in net adjusted tangible book value of $1.24 ($1.37 if the over-allotment option is exercised by the underwriter) per share to existing holders of common stock and an immediate dilution of net tangible book value (deficit) of $4.19 ($4.06 if the over-allotment option is exercised by the underwriter) per share to purchasers of common stock in this offering.

        The following table summarizes, on a pro forma basis, after the closing of this offering, the differences in total consideration paid by persons who are shareholders prior to completion of this offering and by persons investing in this offering:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Price/Share Average
Existing shareholders	2,556,080	66.3%	$5,492,705	39.4%	$2.15
New investors	1,300,000	33.7%	8,450,000	60.6%	6.50

Total	3,856,080	100.0%	$13,942,705	100.0%	$3.62

SELECTED HISTORICAL FINANCIAL DATA

        You should read the summary historical financial data in conjunction with “Management’s Discussion and Analysis” and the financial statements and notes thereto included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2004 and 2003 and the selected balance sheet data as of December 31, 2004 are derived from our audited financial statements, including the notes thereto, included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Three Months Ended March 31,		Years Ended December 31,
	2005 (unaudited)	2004 (unaudited)	2004	2003
Statement of Operations Data:
Revenues	$73,735	$4,573	$268,501	$68,644
Cost of sales	52,759	9,604	184,005	67,957
Selling, general and administrative expenses	384,540	95,977	935,654	1,207,334
Research and development expenses	72,117	25,366	243,926	457,001
Other expenses	118,775	38,105	230,924	74,588
Net loss	(554,456)	(164,479)	(1,326,008)	(1,738,236)

Loss per common share	$(3.76)	$(1.89)	$(13.30)	$(24.88)

	March 31, 2005 (unaudited)	December 31, 2004

Balance Sheet Data:
Current assets	$868,513	$683,337
Total assets	1,164,152	848,117
Current liabilities	323,350	447,660
Non-current liabilities	3,339,830	2,466,162
Total liabilities	3,663,180	2,913,822

Shareholders' equity (deficit)	$(2,499,028)	$(2,065,705)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

         We market high resolution mobile digital video recording systems for security and surveillance. Our products were designed originally for use in the law enforcement market. In early 2004, as a result of significant lead times being encountered in the buying decisions of law enforcement customers and the completion of a second product, we began marketing products to mass transit customers. We have one principal customer, the KCATA, which accounted for approximately 93% of our sales in the three months ended March 31, 2005 and 97% of our 2004 sales. Our primary near term focus is the mass transit market, and we are currently engaged in active discussions with over 50 metropolitan transportation authorities. Our plan is to present our products to these potential customers. We also believe that the law enforcement market represents a significant long-term opportunity and we plan to be active in this market by attending trade shows and monitoring and publicizing use of our products by the Loveland, Colorado Police Department and participating in panels and committees of the International Association of Chiefs of Police.

Results of Operations

Comparison of the three month periods ended March 31, 2005 to 2004

                 Net sales for the three months ended March 31, 2005 totaled $74,000, which is a $69,000 or 1512% increase from net sales for the three months ended March 31, 2004. Net sales for the 2005 period were comprised almost entirely from products sold into the mass transit market to the KCATA customer, which was secured during mid- 2004.

                Cost of sales for the three months ended March 31, 2005 totaled $53,000, which is a $43,000 or 449% increase as compared to the 2004 period. The change in cost of sales primarily resulted from the associated increase in sales. As a result of a certain minimum level of fixed overhead costs, the Company cost of sales exceeded its net sales for the three months ended March 31, 2004.

                Selling, general and administrative expenses in the three months ended March 31, 2005, totaled $385,000, which is a $289,000 or 301% increase as compared to the 2004 period. The increase is primarily attributable to approximately a $130,000 increase in payroll costs from additions to sales, development and management personnel, a $36,000 increase in professional fees as the Company grew and also prepared for a public offering and the balance additional costs associated primarily with sales and marketing costs.

                Research and development expenses in the three months ended March 31, 2005 totaled $72,000, which is a $47,000 or 184% increase as compared to the 2004 period. The increase is due to additional research and development personnel costs of approximately $24,000 in the three months ended March 31, 2005 as compared to the 2004 period and expanded development activities in 2005 due to fund raising activities that closed in April 2005.

                Interest expense for the three months ended March 31, 2005, totaled $119,000, which is a $81,000 or 214% increase as compared to the 2004 period. The increase was directly attributable to higher debt levels to fund the operating losses and development activities and the amortization of the additional interest expense associated with the amount allocated to the warrants and the beneficial conversion features from the convertible debt offerings.

                No income tax benefit was recorded on the loss for the three months ended March 31, 2005, as our management was unable to determine that it was more likely than not that such benefit would be realized.

Comparison of the year ended December 31, 2004 to 2003

         Net sales for the year ended December 31, 2004 totaled $269,000, which is a $200,000 or 291% increase from net sales of $69,000 for the year ended December 31, 2003. In 2004 we shifted our marketing focus to mass transit customers. The increase in sales in 2004 is attributable to sales to one mass transit customer, the KCATA. Net sales for 2004 were comprised almost entirely of products sold into the mass transit market, while net sales in 2003 represented products sold into the law enforcement market.

        Cost of sales for the year ended December 31, 2004 totaled $184,000; which is a $116,000 or 171% increase as compared to the 2003 period. The change in cost of sales primarily resulted from the associated increase in sales, combined with the fact that in 2004 we began to have our products produced by an outside contract manufacturer as compared to 2003, when we were assembling the products in-house using our own labor.

        Selling, general and administrative expenses in the year ended December 31, 2004, totaled $936,000, which is a $272,000 or 23% decrease as compared to the 2003 period. The decrease is primarily attributable to a reduction in the level of sales and marketing expenses incurred in 2004 based upon the shift away from the law enforcement market focus into the mass transit market and a general reduction in overhead to reduce expenses.

        Research and development expenses in the year ended December 31, 2004 totaled $244,000, which is a $213,000 or 47% decrease as compared to the 2003 period. The decrease is due to the substantial completion in 2003 of the majority of the development work on the core product used as a base in both the law enforcement and the mass transit products.

        Interest expense for the year ended December 31, 2004, totaled $229,000, which is a $161,000 or 234% increase as compared to the 2003 period. The increase was directly attributable to higher debt levels to fund the operating losses and development activities and the amortization of the additional interest expense associated with the amount allocated to the warrants and the beneficial conversion feature from the convertible debt offerings.

        No income tax benefit was recorded on the loss for the years ended December 31, 2004 and 2003, as our management was unable to determine that it was more likely than not that such benefit would be realized. At December 31, 2004, we had a net operating loss for income tax purposes of approximately $3,000,000, expiring through 2024.

Issuances of Stock Options

        Our Board reserved a total of 1,000,000 shares of our common stock for issuance pursuant to our 2004 Stock Incentive Plan, as amended. Our Board of Directors administers the Plan. As A4S is a private company, our Board determined fair value of the common stock when each option was granted based upon a contemporaneous assessment of the facts and circumstances when the options were granted. The primary factor that was considered was arm’s-length transactions involving the sale of common stock or common stock rights shortly before or approximate to, the granting of options.

        We first began granting stock options under our plan in September 2003. During September 2003, options to acquire a net total of 19,674 shares of common stock were granted, exercisable at $18.40 per share. During September 2003, we sold $345,000 in convertible notes that were then convertible into shares of common stock at $18.40 per share. The terms of, and the pricing for, the conversation feature of the notes was negotiated on an independent arm’s-length basis between the investors in the offering and our Board. During the period from October 29, 2004 to April 14, 2005, options to acquire a total of 548,369 shares of common stock were granted, exercisable at $3.50 per share. During the period from November 16, 2004 through April 11, 2005, in an offering through a placement agent, we sold a total of $1,722,191 in convertible notes, which are convertible into common shares at $3.50 per share. The terms of and the pricing for the conversion feature of the notes was negotiated on an arm’s-length basis between the placement agent in the offering and us. The offering includes warrants to acquire common shares, thereby further reducing the estimated value of the common shares, as reflected by the convertible debt, below the fair value as determined by the Board for the common stock, as the options were granted. Due to the significant contemporaneous cash investments made shortly before or approximate to, the granting of stock options, we determined that such transactions provided independent evidence of fair value of common stock, and we did not seek a valuation of the common stock by an unrelated valuation specialist.

        As of March 31, 2005, a total of 568,043 options had been granted to our employees, officers and directors. Approximately 48,700 of such options were vested as of March 31, 2005 and the remaining options will vest through 2009. For financial reporting purposes, we use the intrinsic value method to account for our stock options. Based upon the estimated initial public offering price as compared to the actual values as used for the stock option grants, the intrinsic value arising from such public offering would result in additional value of approximately $118,900 as of March 31, 2005 for options which were vested and an additional approximately $1,256,900 for options not yet vested as of March 31, 2005.

Liquidity and Capital Resources

         We had a net loss of $554,000 for the three months ended March 31, 2005, and a net loss of $1,326,000 during the year ended December 31, 2004. At March 31, 2005, we had working capital of $545,000. We are seeking additional capital to more actively pursue our sales and marketing, continue product development efforts and sustain our business.

        Capital expenditures, primarily for development, testing equipment, office equipment and facility improvement costs for the fiscal year ending December 31, 2005, depending upon securing additional capital, are anticipated to total approximately $300,000.

        We anticipate that spending for research and development for the fiscal year ending December 31, 2005, will generally decrease from those incurred for the year ended December 31, 2004. The primary expenditures will be focused on product refinement and enhancements to respond to customer requests. However, we expect new applications will require additional development expenses.

        We have a line of credit arrangement for up to $395,000 with First Interstate Bank of Kalispell, Montana pursuant to which we have been able to draw against 100% of eligible purchase orders we receive from customers. The line of credit relationship is based upon an understanding with the bank, and advances are made and subject to, individual note agreements executed as purchase orders are submitted for funding. Advances under the note agreements are collateralized by inventories, receivables, equipment and intangibles of A4S. The interest rate on advances is established at the time of advance and notes in 2004 were generally at a rate of 11.5%. The notes have a maturity date of ninety days following the advance. During 2003, $60,000 was advanced and repaid under one purchase order and during 2004, $205,000 was advanced and repaid under two purchase orders. As of March 31, 2005 and December 31, 2004, no amounts were outstanding under the arrangement. As the line of credit arrangement is not subject to a written agreement, the bank may withdraw at any time; however, the bank has not given any indication to us that they will not continue to provide the facility.

         During 2003 and 2004 we raised $1,020,000 and $1,556,000, respectively, through the sale of convertible notes payable. During the three months ended March 31, 2005 an additional $893,000 was raised from the sale of convertible notes payable. The notes bear interest at rates ranging from 6% to 8% and are due December 31, 2006. Subsequent to March 31, 2005, we raised an additional $42,750 in 8% convertible notes payable for operating and development expenses and working capital. Proceeds from the convertible notes were allocated between the estimated fair value for the warrants and the beneficial conversion feature based upon the relative fair values of each component. In 2003 $181,000 of the convertible notes was allocated to these components and in 2004, an additional $204,483 was allocated based upon the 2004 offerings. During the three months ended March 31, 2005, an additional $118,000 was allocated to such components for convertible notes sold in that period. The amounts so allocated are being recorded as additional interest expense over the lives of the loans, giving rise to an effective interest rate on the loans of 15%. The proceeds from the notes were used for operating and development expenses. All of the notes include provisions for the mandatory conversion into our common stock upon the closing of a public offering in which we receive gross proceeds of $5,000,000 or more.

        During 2003 notes payable totaling $487,000 were converted into common stock.

        During 2004 the holders of warrants to acquire 60,332 shares of common stock, exercised their warrants, generating $39,000 proceeds to us.

        During November and December 2004, Gregory Pusey, E. Jeffrey Peierls and Brian Peierls loaned an aggregate of $105,000 to us for working capital. The notes, including interest at 8.0%, were repaid in January 2005.

        In April 2005, we borrowed $825,000, which is repayable with interest at 8% per annum on the earlier to occur of the closing of this offering or October 17, 2005 (which date may be extended for up to three months).

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss and utilized net cash in operating activities of $1,326,008 and $1,027,886, respectively, in the year ended December 31, 2004, and incurred a net loss and utilized net cash in operating activities of $1,738,236 and $1,477,347, respectively, in the year ended December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are discussed below. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2005 the Company expects to continue to incur cash losses from operations, until additional sales can be generated. While increases in revenues will provide additional cash flow from such sales margins, additional expenses from recent hiring of sales, marketing and engineering personnel, the hiring of our new CEO and expenses for expanded marketing activities will also continue to increase. The Company’s plans to bridge such cash shortfalls in 2005 include the following:

1.	Aggressively pursuing additional fund raising activities from both existing and possible new investors in addition to the approximate $1.76 million that has been received since December 31, 2004.

2.	Completing a public offering of the Company’s securities to generate an anticipated $8.4 million in gross proceeds.

3.	Depending upon the level of increasing sales, explore revenue opportunities from licensing or partnering opportunities on certain of the Company’s technologies.

4.	Depending upon the timing and magnitude of cash flow needs, attempt to reach agreements with key employees and stockholders to defer all or a portion of compensation to such parties.

Operating Activities

         Net cash consumed by operating activities was $591,000 during the three months ended March 31, 2005. Cash was consumed by the loss of $554,000, less non-cash expenses of $64,000 for depreciation, amortization and interest. Increases in accounts receivable, inventories and prepaid expenses totaled $129,000 during the period which was reflective of the increased level of operations. A net increase of $29,000 in accounts payable and accruals during the period provided cash.

         Net cash consumed by operating activities was $201,000 during the three months ended March 31, 2004. Cash was consumed by the loss of $164,000, offset by non-cash expenses of $29,000 in total depreciation, amortization and interest expenses. Cash was also consumed by a $26,000 increase in inventories and a net decrease of $41,000 in accounts payable and accruals.

        Net cash consumed by operating activities was $1,028,000 during the year ended December 31, 2004. Cash was consumed by the loss of $1,326,000, less non-cash expenses of $157,000 for depreciation, amortization and interest. Increases in accounts payable and accruals of $174,000 during the year provided cash.

        Net cash consumed by operating activities was $1,477,000 during the year ended December 31, 2003. Cash was consumed by the loss of $1,738,000, offset by $79,000 in total depreciation, amortization and interest expenses. There was a net increase of $149,000 in accounts payable and accruals.

Investing Activities

         Net cash outflows from investing activities consumed $42,000 during the three months ended March 31, 2005. The outflow was primarily attributable to purchases of equipment and payments for other assets. Net cash outflows from investing activities consumed less than $1,000 during the three months ended March 31, 2004 for purchases of equipment.

        Net cash outflows from investing activities consumed $32,000 during the year ended December 31, 2004. The outflow was primarily attributable to purchases of equipment and payments for intangibles.

        Net cash outflows from investing activities consumed $54,000 during the 2003 period. The outflow was attributable primarily to purchases of equipment.

Financing Activities

        Net cash inflows from financing activities generated $689,000 during the three months ended March 31, 2005. Convertible notes payable were increased by $893,000 and we paid costs associated with debt issuances of $100,000 during the 2005 period. During this period $105,000 in bridge loans were repaid. We also received net proceeds from the sale of common stock purchase warrants totaling $3,000 during the 2005 period.

        Net cash inflows from financing activities generated $223,000 during the three months ended March 31, 2004, primarily from the sale of convertible notes payable.

        Net cash inflows from financing activities generated $1,617,000 during the year ended December 31, 2004. Convertible notes payable were increased by $1,560,000 and we paid costs associated with debt issuances of $83,000. During 2004 $105,000 in bridge loan proceeds were also received, which were repaid in early 2005. We also received net proceeds from the sale of common stock and warrants totaling $42,000 during 2004.

        Net cash inflows from financing activities generated $1,379,000 during 2003. Convertible notes payable were increased by $1,205,000. We also received net proceeds from the sale of common stock and warrants totaling $181,000 during the year.

Critical Accounting Policies

        Our financial position, results of operations and cash flows are impacted by the accounting policies we have adopted. In order to obtain a full understanding of our financial statements, one must have a clear understanding of the accounting policies employed. A summary of our critical accounting policies follows:

Accounts Receivable

         Accounts receivable balances are stated net of allowances for doubtful accounts. Management records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, we take into consideration such factors as our day-to-day knowledge of the financial position of specific clients, the industry and size of our clients. A financial decline of our current major customer or in the future of any one of our large clients could have an adverse and material effect on the collectibility of receivables and thus the adequacy of the allowance for doubtful accounts. Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in our statements of operations. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

Inventories

        Our inventory is a significant component of current assets and is stated at the lower of cost or market. We regularly review inventory quantities on hand and record provisions for excess or obsolete inventory based primarily on our estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to our forecasts of these items, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required.

Long-Lived Assets

        Our property and equipment is recorded at cost. Depreciation of the assets is recorded on the straight-line basis over the estimated useful lives of the assets. Dispositions of property and equipment are recorded in the period of disposition and any resulting gains or losses are charged to income or expense when the disposal occurs. The carrying value of our long-lived assets is periodically reviewed to determine that such carrying amounts are not in excess of estimated market value.

Deferred Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Revenue Recognition

         Our revenues are recognized when products are shipped to and accepted by unaffiliated customers. Products are generally shipped by common carrier or overnight delivery from our facility or directly from our contract manufacturer to the customer or the manufacturer, in the case of units being installed in new buses for our customers. Title and risk of loss on product deliveries remain with us until the customer accepts the product. Generally we have a right of recovery, should a shipment be damaged or lost by the freight carrier. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to select revenue recognition issues. We concluded that our revenue recognition policy is appropriate and in accordance with SAB No. 104.

Stock-based compensation

        SFAS No. 123, “Accounting for Stock-Based Compensation”, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the estimated fair value our stock at the date of the grant over the amount an employee must pay to acquire the stock.

        Transactions in which we issue stock-based compensation for goods or services received from non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is the more reliably measurable. We often utilize pricing models in determining the fair values of options and warrants issued as stock-based compensations to non-employees. These pricing models utilize the market price of our common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

Recent Accounting Policies

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. We are evaluating the provisions of the standard. Depending upon the amount of and terms for options that are granted in future periods, the implementation of this standard could have a significant non-cash impact on results of operations in future periods.

BUSINESS

Business Overview

         We were formed in 1999 and initially pursued the development of our technology for use by the United States Air Force. We were engaged by the Air Force to develop digital technology capable of capturing multiple feeds of video, audio and data, including the utilization of Global Positioning Satellite ("GPS") Time, to provide simultaneous time and location synchronized views of multiple different video, audio and data streams of flight and weapons systems. We retained the proprietary commercial rights to our software development, which today is the core technology of our commercial transportation and police evidence video recorder products.

         We market our patent pending high resolution mobile digital video recording systems for security and surveillance. ShiftWatch®, our mobile digital recording product line, has been designed for transportation, law enforcement, and general security applications. Tapestream™, our proprietary data capture technology, records high resolution video at broadcast quality in a mobile environment to both digital tape and a hard drive. We believe the digital tape we use has over three hundred times the data reliability at as low as 20% of the cost as compared to a ruggedized removable hard drive used for the same capacity. Furthermore the tape can be easily removed and the vehicle can continue in service knowing that critical evidence has been secured. The tape can be maintained as evidence for up to 30 years and reliably replayed as we use a standard (MPEG-2) which assures the ability to access the information.

        Our ShiftWatch® product line is proven in the market. In June 2004 the Kansas City Area Transportation Authority (“KCATA”) chose our ShiftWatch® TVS™ to provide video and audio surveillance with GPS integration on their new buses and to retrofit selected buses currently in use. We were selected by KCATA after a six-month evaluation and testing program. The KCATA accounted for approximately 97% of our sales in 2004. We also expect additional purchases by KCATA as they purchase new buses or refurbish existing buses. Based on KCATA as a reference customer, we are currently engaged in active discussions with over 50 metropolitan transportation agencies to purchase multiple units of our ShiftWatch® TVS™ product. We have made demonstration installations in vehicles operated by two other transportation agencies which are currently evaluating our product. Based on ongoing discussions with other agencies, we expect to make additional demonstration installations in the next several months.

        The law enforcement market has been slow to advance in the area of digital video due to labor union concerns, digital video file format variations in the marketplace and related confusion concerning purchasing, and lack of feature guidelines and standard setting for departments to base a purchase. The law enforcement market is slowly developing as the International Association of Chiefs of Police (“IACP”), the standards settings body for law enforcement, is evaluating guidelines for a document describing the advantages of digital video. As an industry technology provider, we were asked to join an IACP advisory panel on law enforcement use of in-car digital video systems. Recently, we have made two small law enforcement installations of systems using our current platform for use in police cars. We have evaluated the likely direction of IACP guidelines and concluded that our products, with modifications in process, will meet the goals of the IACP.

        Our dual recording of video and data to a hard drive and to digital tape is well suited for additional products and application development, including possible recording of high definition television video. We believe that our patent pending system offers competitive advantages due to the high capacity of the recording medium we use and relative low cost. Our products provide high quality, full motion video and digital tape storage. We believe we will have the ability to rapidly evolve as technology and the product markets develop as our products are software based and designed to use cameras and other components, which are commercially available. Our technology is easily upgradeable and software driven which should be more advantageous than a hardware driven solution that can require substantial engineering changes and expenses.

         The nature of our business includes sales and marketing, engineering, customer support, manufacturing, administration and finance. We maintain facilities and/or personnel to support these efforts in Loveland, Colorado, St. Louis, Missouri and Kansas City, Missouri. Our Loveland facility, which houses engineering and operations, is our largest. Our St. Louis and Kansas City offices perform sales functions. We were organized as a Montana corporation in 1999 and reincorporated in Colorado in 2004 in connection with the move of our executive offices from Kalispell, Montana to Loveland, Colorado.

        Our ShiftWatch® product line is generating revenue in the public transportation market. In June 2004 the Kansas City Area Transportation Authority (“KCATA”) chose our ShiftWatch® TVS™ to provide video and audio surveillance with GPS integration on their new buses and to retrofit selected buses currently in use. We have fulfilled orders for 60 units to be used in buses operated by the Kansas City Area Transportation Authority (KCATA). We were selected by KCATA after a six-month evaluation and testing program. Based on KCATA as a reference customer, we are currently engaged in discussions with over 50 metropolitan transportation agencies to purchase multiple units of our ShiftWatch® TVS™ product and two agencies are currently engaged in product evaluations. We also expect additional purchases by KCATA as they purchase new buses or refurbish existing buses.

         Bulova Technologies, Inc. is our ISO 9001:2000 contract manufacturer. Bulova handles the assembly and manufacturing of ShiftWatch® TVS™, our transportation product. The ShiftWatch® LE prototype in its most recent configuration is complete and delivery of the prototype to Bulova for production engineering is expected to occur in the second quarter of 2005. The police departments for the cities of Loveland, Colorado and Powell, Wyoming have selected our ShiftWatch® law enforcement product for their needs. Our current system version is in operation at the Loveland, Colorado Police Department and the Powell, Wyoming Police Department.

         As an industry technology provider, we were asked by the International Association of Chiefs of Police to participate on the advisory panel for developing minimum performance standards for law enforcement digital in-car camera video systems and to sit on three of their subcommittees for in-car digital video standards.

        The architecture of our software, in which the technology is integrated, has many capabilities that we believe could be leveraged into other market spaces with only incremental integration development by either a licensed third party or ourselves. Accordingly, we believe the potential market for our technology is substantially greater than our current product market space.

Products and Marketing

         Overview

         According to the American Public Transportation Association, there are approximately 76,000 passenger buses, 5,300 commuter rail vehicles, 1,450 light rail vehicles and 10,700 heavy rail vehicles in use in the United States. Additionally, the School Bus Information Council estimates that there are approximately 450,000 school buses transporting children to school daily and the Bureau of Transportation Statistics estimates there are approximately 511,000 interstate freight motor carriers in the United States. There were approximately 420,000 law enforcement vehicles in the United States as of 2001. According to a 2005 market study prepared by Frost & Sullivan, the digital video recorder segment of the video surveillance equipment market should be the fastest growing segment through 2010. Frost & Sullivan estimates that the digital video recorder market should grow at a compound annual growth rate of 21.4% through 2010. We believe the transportation and law enforcement authorities and carriers that maintain and procure these vehicles represent potential markets for our digital video recording systems.

        Our marketing efforts with respect to our mobile products primarily target metropolitan transportation authorities and local law enforcement agencies. We believe commercial airlines and freight carriers are potential future markets for our mobile products. Our stationary system has broad potential market coverage including retail establishments, financial centers, government installations, military sites, casinos, and installations designed to compliment our mobile product placement in mass transit and law enforcement vehicles.

        As old buses and police cruisers are retired, new units are procured. As a result, additional revenues could be created after the product is embedded in an agency. Another aspect of our marketing approach is augmentation of repeated sales of video units with sales of digital tapes and software upgrades.

        While our marketing efforts are currently focused in the United States, our patent pending technology has been designed to allow us to pursue global markets.

        Our Products

        Our products consist of the ShiftWatch® product line which includes the following:

•	ShiftWatch®TVS™- designed for the needs of the mass transit industry
•	ShiftWatch®LE - our police surveillance product
•	ShiftWatch®VSS - a stationary system designed for facility surveillance
•	Tapestream™- software allowing streaming media to be written to removable digital tape

        ShiftWatch® products record to both an internal hard drive that is not removable, and our removable digital tape cartridge. Recording redundant mirrored data to both an internal hard drive and the removable tape makes our digital video recorder very robust. End users will have two sources to recover video from, instead of the single source competitive systems have today.

        All of our products record to digital tape. Digital tape is easy to transport and comes in a variety of sizes. Originally, digital tape was used for backing up computer files and was not designed to write real time video data. Our software creates the ability to write multiple simultaneous video, audio, GPS and other information to digital tape in real time – in effect synchronizing the data to the video image.

        Digital technology provides numerous advantages over analog technology. Unlike analog videotape, digital tapes can be indexed and searched. Rather than sitting through hours of recorded video to view a recorded event, the use of digital technology allows the user to search for specific events. Recording on digital tape is accomplished at a higher resolution, allowing for better quality pictures and easier identification of images captured on tape, an important consideration when videos are used for suspect identification or introduced as evidence. Digital media can be recorded over many times without image degradation, allowing the same digital tape to be used many times without losing image quality. Finally digital media can be stored for long periods of time without degradation to the original picture.

        The use of digital tape also provides numerous advantages over the use of a hard drive only based storage system. Digital tape, unlike a hard drive can be removed and replaced without losing any video or other information even while the cartridge is being extracted and replaced. The last frame recorded on one tape will follow to the first frame on the next tape. No hard disk based system has this feature implemented.

        Key Features of the ShiftWatch® Product Line:

        Pre- and Post-Event Recording – When an event is triggered or after the vehicle is turned off the recorder is running.

        Time Synchronized Replay – Because GPS information is stored on all of the recorders, each unit is time locked to every other unit in the system. This allows for the user to play back video from two or more vehicles or locations and synchronize the images to attempt to recreate the event from a variety of angles.

        Post-Production Capabilities – The user can leave the video on tape, or transfer it seamlessly to a storage area network, local area network, HDD, DVD or CD.

        Industry Standard Video Format – The user can playback the video on any DVD player or any PC with DVD software installed or Windows® MediaPlayer or like standards based video player.

        Independent Power System – All of our ShiftWatch® units include an option for an independent power system. This allows for the user to turn off their vehicle and have our unit run off of separate battery power. This feature is particularly useful in law enforcement vehicles, as many demands are placed upon the electrical system in a police cruiser. Any additional electrical equipment can swamp an alternator and battery on these vehicles — our power subsystem solves this problem.

        Redundant Mirrored Video Storage – All ShiftWatch® products have mirrored storage enabled. This is useful if an agency is concerned about the ability to retrieve video after different types of catastrophic incidents. We mirror all data going to the digital tape cartridge on an internal hard drive accessible via a network connection. This feature allows the end user to retrieve data from one source where the other may have been damaged such as high impact, fire, flooding, or chemical or biological contamination.

        Intellectual Property

        The ShiftWatch® product line currently has patent pending applications with claims covering over 30 features of the product, from the base Tapestream™ technology to the implementation of MPEG2 video compression in a mobile environment. We are continuously reviewing our patent applications to file for expanded and amended applications for additional protections.

        Key Claims

        MPEG2 Video Recording to existing Digital Tape formats – High resolution recording to a robust removable medium. More capacity than DVD, higher resolution than competing formats, and lower cost to store long term makes this claim important to maintain market position.

         MPEG2 Recording in a Vehicle for Law Enforcement and Recording in a Mobile Environment – Includes frame-by-frame location and time identification and a video surveillance system with at least eight hours of recording capacity. This claim is specific to our application of the technology for Law Enforcement purposes. Our efforts and work to integrate into the operational environment of law enforcement is protected. We believe this is important to our initial market position, as it appears that MPEG2 is becoming the format of choice by Law Enforcement technology selection committees.

        Redundant storage to two types of Media – Our solution allows for simultaneous mirrored recording to both hard disk and removable tape. We believe this is a critical differentiator between our system and others as the data stored on two types of media is protected from damaging forces (fire, impact, water) that may destroy one or the other media but is unlikely to destroy both.

        Patent Filing Summary

        A4S has filed patents for its products and processes in the United States and Europe. We have filed provisional and non-provisional patent applications covering all four of our products as well as future applications. The total number of nonprovisional patent claims in pending patent applications is in excess of 30. We believe approximately 20 additional claims covering various aspects of our technology disclosed, but not yet claimed in the filed applications, could be filed in divisional patent applications.

        Manufacturing and Supply

        We currently have a manufacturing and supply arrangement with Bulova Technologies, Inc. for the development, procurement and assembly of our key products. Bulova is a specialty technology development and manufacturing company specializing in providing outsourced manufacturing and assembly services for companies such as A4S. Bulova, located in Lancaster, Pennsylvania, is an ISO 9001:2000 certified manufacturing company with a 200,000 sq. ft. facility employing over 150 employees.

         Public Transportation — ShiftWatch® TVS™

        More than 14 million people in the United States use public transportation daily. Threats and attacks around the world, including bombings in Madrid, Spain, in 2004, have heightened the security focus on public transportation.

        Our ShiftWatch® TVS™ is a product specifically designed for the transportation industry. We are currently targeting metropolitan transportation authorities, with a focus on public bus transportation. Our system incorporates up to eight cameras for use in a bus, light rail vehicle, or train. It records continuously and incorporates broadcast quality video resolution using MPEG2 file format (the same as on a DVD). This system incorporates our patent pending Tapestream™ technology that writes digital video to digital tape, versus competing systems that write to analog video tape or hard disk. We designed our system to be priced approximately 10 percent less than the competition while providing significantly more functionality.

        In addition to the security benefits, our system may be used to review customer complaints and/or liability, risk management issues and training. Transportation authorities can use the system to discipline bus operators or catch criminal activity. Cutting short normally long labor arbitration hearings can result in substantial costs savings. Bob Kohler, Director of Transportation, KCATA, in discussing our ShiftWatch® TVS™ product stated that, “It’s the best full motion digital video we’ve ever seen in a mobile security surveillance application; it has already paid for itself.”

        Marketing

        The public transportation market requires, in most instances, direct contact from the manufacturer to sell products to the agency. Due to the nature of new technology and the nature of competitors in the marketplace it is often necessary to provide complete demonstrations of our equipment at the agency’s site for its evaluation. While this is an expensive process, we think the need for this activity will be reduced as the product gains exposure and acceptance in the marketplace. After an initial evaluation period the potential exists for multiple unit orders.

        Public transportation authorities generally rely, in part, on funding provided by the Federal Transportation Administration (“FTA”). The federal procurement process governs all purchases to which federal funds will be applied. ShiftWatch® TVS™ sales for public buses are made either to outfit new buses coming off the line, or to retrofit existing buses. If the system is purchased for installation on a new bus to be manufactured, the public transportation authority can specify the video system for use on the new buses in its Request for Proposal (“RFP”). Following approval of the RFP, the bus manufacturer then purchases the system on behalf of the agency. Occasionally, a customer can specify a video system without a full bid process. If units are to be installed in existing buses the agency can purchase them directly. Sales to regional transportation agencies have a longer sales cycle, as they often require a bid process.

        Product Features

        We believe that our ShiftWatch® TVS™ units provide technological advancements that place us on par or above our competitors including:

1)	Time lapse recording – 30 frames per second per camera video capability providing full motion video from multiple angles utilizing up to 8 cameras.
2)	Higher resolution per frame – up to 720x480 pixels allowing for crisp, high-resolution images.
3)	Digital Tape Recording – allowing for decreased media replacement costs. By comparison, the use of a hard drive recording system causes a vehicle to be without recording capability when a video is being reviewed. The use of digital tape allows low cost recording and allows for video review without requiring removal of the system from the vehicle.
4)	GPS Time/Location Synchronization – providing time and location specifically in reviewing videos.

        We believe ShiftWatch® TVS™ has these key competitive advantages over our competitors while maintaining a lower cost per unit to the end user and a lower total cost of ownership over the product life.

        Competition

        We believe that our chief competitors with regard to public transportation are:

•	GE Interlogix Video Systems Group (Kalatel). BusSecure, the GE product, records images and synchronized audio from up to four cameras located inside or outside a vehicle. The system’s digital video processor includes 80 GB of removable storage to allow viewing on a desktop or laptop computer. GE’s MobileView® product allows for the simultaneous capture of video and audio images from up to 8 onboard cameras. The system is primarily designed for use on buses, light-rail, delivery vehicles and armored cars.
•	Safety Vision®. Through its RoadRecorder® 6000 Series, Safety Vision provides an onboard surveillance product, which utilizes digital video. Designed for use on mass transit, rail, law enforcement and other vehicles, the system can utilize up to 10 color or black and white cameras. The company’s Observer® series is designed specifically for use on school buses and captures up to 24 hours of footage on a VHS tape.
•	Radio Engineering Industries. Digital Bus-Watch®, the Radio Engineering Industries product, is designed for school bus applications. In addition to capturing audio and video images, the system can monitor and record vehicle functions on a hard drive.

•	Honeywell International, Inc. Through its public transportation product, Silent Witness, Honeywell has designed mobile video monitoring systems primarily for use with school buses. It provides video recorder and digital recorder systems.

        The following table is a comparison of our product with products offered by our principal public transportation competitors, based on their sales literature:

Company	A4S Security	GE Interlogix (Kalatel)	GE Interlogix (Kalatel)	Safety Vision	Radio Engineering Industries (REI)
Products	ShiftWatch® TVS™	Mobile View®II	BusSecure	Road Recorder® 6000	Digital Bus-Watch®

Video Capabilities

Recording Time	50 hours	33 hours	22 hours	54 hours	45 hours (30GB) & 72 hours (60GB)

Recording medium	Simultaneous Redundant Hard Disc Drive and Digital Tape	Hard Disc Drive	Hard Disc Drive	Hard Disc Drive	Hard Disc Drive

Redundant Storage	YES	NO	NO	NO	NO
to Two Types of
Media

Number of 720x480	2	1	1	1	No mention
resolution channels

Video Channels	8	8	4	10	4

Audio Channels	4	1	1	2	1

Display/Video	S-Video, BNC	Custom	Custom	BNC	BNC
Output

Independent Power	Yes	No	No	No	No
Supply

Resolution	720 x 480	720 x 243	720 x 243	720 x 480	720 x 525

Compression	MPEG-2	Wavelet	Wavelet	No mention	MPEG

Refresh Rate	60 fps(1) (2)	30 pps(3)	30 pps	24 fps	30 fps

Functionality

GPS	Yes	No	No	Yes	No

(1)	fps - frames per second
(2)	30 fps on every camera for up to 8 cameras, not a distributed system
(3)	pps – pictures per second

         Law Enforcement — ShiftWatch® LE

        The federal government and 29 states have enacted legislation designed to combat racial profiling. In many instances, governments or law enforcement agencies have entered into voluntary consent decrees to implement anti-racial and ethnic profiling programs, many of which specifically include videotaping traffic stops and arrests. Law enforcement agencies and decision makers have not only come to accept the concept of recording their “public contacts” primarily in the form of “traffic stops” but they have also begun to aggressively pursue the concept of having video and audio records from the time of arrest through the release process in order to reduce liability and retain video and audio evidence in the judicial process. Based on this, we believe there will be increased demand for mobile video recoding systems in law enforcement.

        Product Features

        Our law enforcement ShiftWatch® product was designed by our founding team, which has over 35 years of law enforcement operational experience. It includes a forward facing high resolution zoom camera, an interior rear seat camera, and an optional externally facing rear camera. It also includes two wireless microphones for the officer to wear to catch all of the critical audio of a situation. Our solution was designed to pass the “baggy” test. Where competing systems may not be able to see a baggy thrown out the window of a car in a high-speed chase, ShiftWatch® is designed to catch the action and encode the GPS information, identifying where the item was tossed. This feature allows the video in patrol cars to be used for more than reviewing police pursuits it brings broadcast quality video into the patrol car.

        The system activates when a light or siren is activated or when the officer turns it on and places a mark on the video. Usually the probable cause to turn on the light and siren has already occurred, but our product is designed to continually record; therefore, it should capture events prior to receiving an indication to start and a department or agency can determine the amount of time (30 seconds to 30 minutes) to place onto the digital tape before the light or siren activation.

        Marketing

        Law enforcement sales are engaged by direct sales as most local agencies deal with makers of technical police equipment. We believe that sales of the ShiftWatch® product will be most effective when conducted personally as opposed to other techniques such as catalog, mass mailings, telemarketing or sales brokers. A demonstration of the product’s features is most effective when it is visual and interactive. Direct sales allow us to highlight the benefits of A4S products compared to other products on the market. Additionally, the price point of the product makes these direct sales more effective. Leads are generated through a number of sources including; trade shows, mailings and existing customers. Management personnel currently handles the majority of our marketing and prospecting functions. We recently added sales personnel and, as sales grow, we plan to continue to increase the size of our sales staff.

        Competitors

        We believe that our chief competitors with regard to sales to law enforcement agencies are:

•	Kustom Signals, Inc. Kustom is headquartered in Lenexa, Kansas, and has been selling law enforcement products since 1965. It is a wholly owned subsidiary of Public Safety Equipment, Inc., which also sells to law enforcement under the Code 3® name. It sells a full line of products including radar, laser, video products, and speed monitoring trailers.

•	Mobile Vision, Inc. Mobile Vision, founded in 1987, is headquartered in Boonton, New Jersey. Its product is sold under the “System 7” name. In 2003, Mobile Vision formed a partnership with JVC to incorporate the JVC VCRs in its products.

•	International Police Technologies, Inc. IPT was founded in 1994 and is based out of Tulsa, Oklahoma. It sells both analog and digital mobile audio\video recoding systems. Its products use Sony cameras.

•	Prosecutor of Texas, LLC. Prosecutor of Texas is based in Humble, Texas. The company offers systems with both video and digital recording options. Both systems can be set to begin recording either manually or automatically with lights, siren and body remote triggers.

•	ICOP Digital, Inc. ICOP, a Kansas corporation, produces the ICOP Model 20/20™, a digital video in-car recording system. It provides up to 60 seconds of pre-event recording simultaneously on two cameras and stores data on a removable hard drive.

•	Verint Systems, Inc. Verint is based in Melville, New York and was incorporated in 1994. Verint, through its SmartSight™ product line, focuses primarily on facility security devices and allows for networking video across multiple locations. The company focuses on providing “actionable intelligence” and its products allow for the capture and analysis of video images in a variety of locations.

         Stationary/Facility Surveillance — ShiftWatch® VSS

        Designed to fit into many stationary applications, our ShiftWatch® VSS takes all of the video quality and low cost of ownership features from the TVS™ and LE and puts them in a stationary system for facility surveillance.

         ShiftWatch® VSS is designed for use in facilities where surveillance and recording of activities is required. Video surveillance of critical business and government facilities is growing rapidly. From a $1.58 billion North American market in 2003, Frost and Sullivan, projects a compound annual growth rate of 13.7% through 2010 for the video surveillance equipment market.

        We believe that the desire for increased quality in surveillance systems will require digital DVD-quality recordings. Systems exist today to provide digital recordings onto hard disk drives with long recording times and high quality. However, these systems do not allow for easy extraction of information at affordable costs. High quality video generates 3 megabits of data per second or higher. This high rate of speed does not allow for efficient or secure storage in most installations. The beneficial and proven method of recording to digital tape is made cost effective and flexible with the A4S VSS-1000 fixed station technology. Our system enables a very low cost method of archiving massive amounts of data in a true 24/7/365 capability with easy accessibility.

        We cross market this solution to law enforcement along with the ShiftWatch® mobile unit solution. The customer base is interested in the efficiency of the entire system. If a department has ShiftWatch® mobile in their vehicles the inclusion of ShiftWatch® VSS makes sense due to a single high-resolution format recording all contact with a given subject. We are focusing initially on the law enforcement market for this product and have limited our direct sales effort to that market to date.

        Tapestream™

        Tapestream™ is a software development project that had its genesis in the MIL-4000 project developed for the United States Air Force and is the core of each of our products today.

        Tapestream™ was developed to provide the technology to write streaming media, such as video, audio, and other digital signals, in real time to removable digital tape. The technology we developed enables the time-synchronized writing of multiple streams of video, audio, and other digital data to removable digital tape. The underlying technology can be ported to, or used with, any other kind of removable media such as DVD-ROM, CD-ROM, or other static digital storage medium. This technology is the unique differentiator between A4S digital recorders and competitors’ recorders on the market.

        Tapestream™ is simply the technology that makes the tape drive act, in essence, like a VCR on a digital basis. As demonstrated by the existence of our ShiftWatch® line of products that use Tapestream™, we enable recording of multiple simultaneous DVD quality videos. Tapestream™ changes the place in the computer food chain for digital tape drives and other back-up technologies. The fact that we now can write and read directly from a digital tape drive in real time instead of waiting hours to write the data and hours to read the data makes the digital tape drive available for new applications – like ShiftWatch®. Due to this flexibility our current software can be used in over 87% of the market of digital tape drives.

      Facilities and Employees

        We do not own any of our facilities. Each of our facilities is leased from a non-affiliate. We have persons who devote their full business time to our activities and persons who devote some of their business time to our activities.

MANAGEMENT

        The following individuals serve as our directors and/or officers, as indicated:

Name Thomas R. Marinelli Michael Siemens Gregory Pusey Matthew Siemens Jeffrey G. McGonegal Gail Schoettler Barry Loder	Age 53 49 52 35 54 61 47	Position

Chief Executive Officer and Director
President and Director
Chairman of the Board of Directors and Secretary
Executive Vice President and Chief Operating Officer
Chief Financial Officer
Director
Director

        Thomas R. Marinelli – Tom became a director of A4S in December 2004 and our Chief Executive Officer in April 2005. He has spent the past 29 years in positions of increasing responsibilities at DaimlerChryslerAG, including President of Chrysler Europe, and most recently as Vice President of Chrysler and Jeep Brands. Since August 2004 Tom has been a director of Bossier Automotive Group, a DaimlerChrysler dealer. He received a B.S. degree in finance and marketing from Boston College and an M.B.A. degree from Michigan State University.

        Michael Siemens — Michael is a co-founder of A4S and serves as our President. In 1996 he founded MSA Corporation, a company that was one of the first to sell laptop computers over the Internet and provide website development services for business and governmental entities. Michael sold MSA Corporation in 1999. Prior to entering into the field of technology, Michael was employed as a police officer in southern California from 1978 until 1991. As our Company’s representative, Michael serves on various committees of the IACP advisory panel on law enforcement use of in-car digital video systems. His police experience and understanding of the use of digital video in law enforcement have played a key role in our product development and provides the IACP panel with a unique perspective.

        Gregory Pusey — Greg joined the board of A4S in 2002 and has served as Chairman of the Board since October 2004. He is the President of Advanced Nutraceuticals, Inc., a publicly-held company engaged in manufacturing and marketing of nutraceuticals. Mr. Pusey has been associated with Advanced Nutraceuticals, Inc. and its predecessors since 1997. Mr. Pusey is also the President, principal shareholder and a director of Cambridge Holdings, Ltd., a publicly held real estate and business development firm, chairman of the board of directors and director of AspenBio, Inc., a publicly held biomedical company, and President of Livingston Capital, Ltd., a private venture capital firm. He holds a B.S. degree in finance from Boston College.

        Matthew Siemens — Matt joined A4S as Executive Vice President and Chief Operating Officer in February 2003. He has served in leadership positions in both start-up and established enterprises. After managing sales, marketing and engineering efforts in telecommunications growth industries, Matt has focused on corporate development and fund raising for technology companies over the past 5 years. Matt joined NuVox Communications, a telecommunications provider, as Executive Director of Business Development in 2001. Prior to NuVox, he served as Vice President of Product Marketing at Maple Optical Systems in 2001 and was a founder and served as Vice President Marketing and Business Development at NewTERA in 2000. Matt joined Electric Lightwave in 1997 and was director of NexGen Marketing. Matt is the brother of Michael Siemens.

        Jeffrey G. McGonegal — Jeff became Chief Financial Officer of the Company in late 2003. Jeff also serves as Senior Vice President — Finance of Advanced Nutraceuticals, Inc. and Cambridge Holdings, Ltd. and as Chief Financial Officer of AspenBio, Inc. Since 1997, he has served as Managing Director of McGonegal and Co., a company engaged in providing accounting and business consulting services. From 1974 to 1997, Jeff was an accountant with BDO Seidman LLP. While at BDO Seidman LLP, Jeff served as managing partner of the Denver, Colorado office. He is also a member of the board of directors of Applied Medical Devices, Inc. and The Rockies Venture Club, Inc. He received a B.A. degree in accounting from Florida State University.

        Barry Loder – Barry became a director of A4S in April 2005, and serves as chairman of our Audit Committee. Barry is President of BCL Partners a financial consulting firm he founded in 2000, specializing in providing merger and acquisition and corporate financing services. Barry was a cofounder of Advanced Nutraceuticals, Inc. and served as Vice President of Corporate Development from inception to August 2000. From March 1995 to January 1998, Barry served as Chief Financial Officer and later also as Chief Operating Officer of Nutrition For Life International, Inc. a nutritional network marketing company. From October 1993 through March 1995, he was a financial consultant, performing corporate finance, merger and acquisition and other financing activities. Mr. Loder was the Director of Mergers and Acquisitions for Allwaste, Inc. from 1992 to 1994. He was co-founder of Republic Waste Industries and served as Senior Vice President of Finance during 1990 and 1991. Barry has a Masters Degree in business administration from Houston Baptist University, a B.A. in accounting and finance from Walsh University and is a Certified Public Accountant.

        Gail Schoettler — Dr. Gail Schoettler joined the board of A4S in April 2005. She chairs the board of Fischer Imaging Corp. and also serves on the boards of Aspen Bio, Inc., CancerVax Corp., and several non-profit organizations. She has served as a U.S. Ambassador, head of the Defense Department’s presidential transition for global communications, security and intelligence, and as Colorado’s Lt. Governor and State Treasurer. She started two successful banks and is involved in her family’s cattle ranch, vineyards and real estate enterprises. Gail speaks and writes internationally on globalization, political strategies for business, and women’s issues. She has a B.A. in economics from Stanford University and M.A. and Ph.D. degrees in history from the University of California. Among her numerous awards is the French Legion of Honor, France’s highest civilian award.

        The following is biographical information regarding other key personnel of A4S:

        Kevin Aguilar – Kevin joined A4S as Chief Software Architect in December 2003. Kevin brings to A4S over 25 years experience in hardware/software technology related fields including the last 15 in high end C++ architecture, specializing in video and entertainment and HTPC Technologies. His experience includes managing large scale software design projects and hardware/software integrations. Prior to his ShiftWatch® activities for us, Kevin’s work included unique game graphic engines, driver level work for Windows and Linus, and video server applications. From 2002 to 2004, Kevin served as technical director and project developer for Digital Interactive Systems (DISC Inc.).

        Timothy Fetter — Tim joined the A4S team as the Director of Sales in July 2004 bringing with him over 25 years of sales and sales management experience in the technology start-up arena. He has had a working relationship since 2001 with A4S as Director of Sales of OnStream Data Inc. This computer hardware manufacturer and spin-off of the Philips Electronic Corporation helped develop our original ShiftWatch® technology based on OnStream’s ADR tape drives. Prior to OnStream Data, Tim worked as the OEM Sales Manager for the Cyrix Corporation of Dallas Texas. While Tim worked for Cyrix, it evolved into the second largest manufacturer of microprocessors in the world. Tim earned a B.S. degree from Southeast Missouri State University in 1979.

        We have granted certain persons rights to attend and observe our board meetings, subject to certain conditions and limitations, for the purpose of acting as advisors to our board members. These persons are not directors, and as such, have no right to vote on matters before the board.

Board Committees and Meetings

        Our board of directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

        Audit Committee

        Our board of directors has established an Audit Committee. Our current Audit Committee members are Barry C. Loder (chair) and Gail Schoettler. We plan to add another independent director to our Board and Audit Committee within twelve months of the closing of this offering in order to comply with Nasdaq rules. The Audit Committee performs the following functions, among others:

•	Directly appoints, retains and compensates our independent auditor and pre-approves all auditing and non-auditing services of the independent auditor;
•	Evaluates the independent auditor’s qualifications, performance and independence;
•	Discusses the scope of the independent auditors’ examination;
•	Reviews and discusses the annual audited financial statements and quarterly financial statements with management and the independent auditor and the report of the independent auditor thereon;
•	Assesses our accounting practices and policies;
•	Reviews and approves of all related-party transactions, including transactions between the Company and its officers or directors or affiliates of officers or directors;
•	Develops, and monitors compliance with, a code of ethics for senior financial officers;
•	Develops, and monitors compliance with, a code of conduct for all our employees, officers and directors;
•	Establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

•	Establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

        The specific functions and responsibilities of the Audit Committee are set forth in the Audit Committee Charter. We have determined that Mr. Loder, who chairs our Audit Committee, qualifies as an “audit committee financial expert” pursuant to SEC regulations. Mr. Loder is “independent” pursuant to Rule 10A-3 promulgated under the Securities Exchange Act of 1934 and pursuant to Nasdaq rules and the other member of the Audit Committee satisfies the financial literacy requirements for audit committee members under these rules and regulations.

        Compensation Committee

        Our board of directors has established a Compensation Committee, whose members are Gail Schoettler (chair) and Barry C. Loder. The Compensation Committee performs the following functions, among others:

•	Develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices;
•	Reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and sets the Chief Executive Officer’s compensation based on this evaluation;
•	Reviews the Chief Executive Officer’s recommendations with respect to, and approves annual compensation for, the Company’s other executive officers;
•	Establishes and administers annual and long-term incentive compensation plans for key executives;
•	Recommends to the board for its approval and, where appropriate, submission to the Company’s shareholders, incentive compensation plans and equity-based plans;
•	Recommends to the board for its approval changes to executive compensation policies and programs; and

•	Reviews and approves all special executive employment, compensation and retirement arrangements.

      Nominating and Governance Committee

        Our board of directors has established a Nominating and Governance Committee comprised of Gail Schoettler (chair) and Barry C. Loder. The Nominating and Governance Committee performs the following functions, among others:

•	Reviews, approves and recommends for board consideration director candidates and advises the board with regard to nomination or election of director candidates;
•	Determines procedures for the review, approval and recommendation of director candidates, as appropriate;
•	Determines procedures for the consideration of shareholder-recommended board candidates;
•	Recommends to board standards regarding Company’s definition of “independence” as such term relates to directors (taking into account, among other things, Nasdaq requirements and any other laws and regulations applicable to the Company);
•	Establishes performance criteria/expectations for directors in areas of attendance, preparedness, candor and participation; and
•	Develops, reviews and recommends to the board, as appropriate, principles and policies relating to corporate governance; and monitor compliance with and the effectiveness of such principles and policies, as appropriate.

Underwriter’s Board Rights

         Pursuant to the underwriting agreement, we have agreed, for a period of no less than two years, to engage a designee of the representatives of the underwriters as an advisor to our board of directors. Such advisor may attend meetings of the board, receive all notices and other correspondence and communications sent by us to members of our board of directors and receive compensation equal to the highest compensation of other non-officer directors, excluding the chairperson of our Audit Committee and Nominating and Governance Committee. In addition, such advisor shall be entitled to receive reimbursement for all costs incurred in attending such meetings including, food, lodging and transportation. The advisor will have none of the duties, rights, or powers of a director.

Indemnification and Limitation of Director and Officer Liability

        Limitation of Director Liability

        Our bylaws limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Colorado Business Corporation Act. This limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Indemnification

        Our bylaws require that we defend and indemnify our officers and directors to the full extent permitted by Colorado law.

        Under Colorado law, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

        Under Colorado law, a corporation may indemnify an individual who is a party to a proceeding because he or she is or was an officer or director against liability incurred in the proceeding if the officer or director:

•	acted in good faith;
•	if acting in an official capacity, reasonably believed that his or her conduct was in the best interests of the corporation; and
•	in all other cases, reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation.

        Under Colorado law, a corporation may not indemnify an officer or director if:

•	in connection with a proceeding by or in the right of the corporation (i.e., a derivative action) in which the director or officer is adjudged liable to the corporation; or
•	in connection with any other proceeding charging that the director or officer derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

        Commission Position on Indemnification for Securities Act Liabilities

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

        The following table sets forth information concerning the compensation paid by us for the three most recent fiscal years to our executive officers:

	Annual Compensation				Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Other Annual Compensa- tion	Restricted Stock Awards($)	Options (#)	LTIP Payouts ($)	All Other Compensa- tion ($)

Michael Siemens	2004	$64,310	—	—	—	119,565	—	—
President
	2003	$67,905				5,761
	2002	$59,750				—

Matthew Siemens(1)	2004	$125,818				97,826
Executive Vice President
	2003	$90,471				7,065

Jeffrey G. McGonegal(2)	2004	—				81,522
Chief Financial Officer
	2003	—				5,761

(1)	Matthew Siemens joined A4S in 2003 and in 2003 his compensation included $29,225 paid for consulting services.

(2)	Jeffrey G. McGonegal joined A4S in 2003, but received no cash compensation in 2003 or 2004.

Stock Option Programs

         We currently have outstanding options to purchase an aggregate of 620,313 shares of our common stock, of which options to purchase 19,130 shares are exercisable at $18.40 per share. We have created our 2004 Stock Incentive Plan, which authorizes the grant of restricted stock issuances or options to purchase an aggregate of 1,000,000 shares of our common stock. Of the 620,313 outstanding options, options to purchase up to 601,183 shares of our common stock were granted pursuant to the Plan with 473,466 exercisable at $3.50 per share and 127,717 exercisable at $3.85 per share.

         The purpose of the Plan is to promote our interests and the interests of our shareholders by providing participants a significant stake in our performance and providing an opportunity for the participants to increase their holdings of our Common Stock. The Plan will be administered by the Board, the Compensation Committee or a committee of the Board, as the Board may from time to time designate. The Board has the authority to select employees and consultants (which may include directors) to receive awards, to determine the number of shares of common stock covered by awards and to set the terms and conditions of awards. In addition to stock options, we may also offer a participant the right to purchase shares of common stock subject to such restrictions and conditions as the Board may determine at the time of grant. Such conditions may include continued services to us or the achievement of specified performance goals or objectives. No common stock has been issued pursuant to the Plan.

Employment Agreements

        We have entered into employment agreements with our President, Michael Siemens, our Executive Vice President, Matthew Siemens, our Chief Financial Officer, Jeffrey G. McGonegal, and our Chairman of the Board of Directors, Gregory Pusey. Each agreement has a base term through May 31, 2007. The following are the base annual salaries for these persons: Michael Siemens — $125,000; Matthew Siemens — $125,000, Jeffrey G. McGonegal — $60,000; and Gregory Pusey — $60,000, certain portions of which will be accrued until the closing of this offering. The employment agreements for Messrs. McGonegal and Pusey provide that each will devote substantial business time to our activities, but do not require that they devote any specific percentage of their time to us. Each agreement provides that our board of directors will create a bonus plan for executive officers, which will include each of these persons. The terms and objectives of the bonus plan will be determined by our board of directors. The employment agreements with Michael Siemens and Matthew Siemens provide that if they satisfy the annual objectives, they will be paid a bonus in an amount equal to at least 50% of their salary. Each employment agreement includes provisions for termination pay of the equivalent of six months salary if the officer’s employment is terminated by us without “cause” or by the officer for “good reason” or upon death or disability of the officer. Each employment agreement also provides that if the officer is terminated by us without “cause” or by the officer for “good reason,” the officer may elect to continue to be employed by us through December 31, 2008 and receive a salary of $500 per month. The officer would then be required to provide only limited services not to exceed two hours per month on an as requested basis. The extended term was included in the agreements to permit each of these officers to maintain employment with us and to continue to qualify for the right to maintain their options to acquire our common stock.

        To accommodate Michael Siemens’ move to Colorado, we are providing a $1,400 per month rental allowance until the earlier to occur of the sale of his former residence in Montana or February 2006. We also provided him with a moving allowance of $25,000. We have also agreed to pay him deferred salary of $5,333 per month since April 1, 2005, upon the closing of this offering.

        We also have an employment agreement with our chief executive officer, Tom Marinelli, which commenced on April 1, 2005 and ends on March 31, 2007. Tom will receive an annual salary of $120,000, which may be increased by our board, and will also be eligible for bonuses under the bonus plan to be created by our board. He will devote a majority of his business time to our business activities. If the employment agreement is terminated by us without “cause” or by him for “good reason”, or due to his death or disability, Tom will receive termination pay equivalent to three months salary.

Compensation of Directors

        Our directors do not receive any cash compensation. Each of our directors has been granted stock options. Option grants in the last fiscal year to directors who were also our officers is set forth in the Option/SAR Grants in Last Fiscal Year section immediately following this section. Option grants to our other directors are set forth in the Principal Shareholders section.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

        The following table provides information regarding option grants made by us to our officers during the fiscal year ended December 31, 2004:

Name	Number of securities underlying Options/SARs granted (#)	% of total options/ SARs granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date

Michael Siemens	119,565	31.4%	$3.85	10/2009
Matthew Siemens	97,826	25.7	3.50	10/2014
Jeffrey G. McGonegal	81,522	21.4	3.50	10/2014
Gregory Pusey	54,348	14.3	3.50	10/2014
Thomas Marinelli	27,174	7.1	3.50	10/2014

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In November and December 2004, we borrowed an aggregate of $105,000 from the following principal stockholders in the amounts indicated: Gregory Pusey – $36,000; Brian E. Peierls — $27,000; and E. Jeffrey Peierls — $42,000. The notes provided for interest at a rate of 8.0% per annum and were paid in full in January 2005.

         During 2003 and 2004, we raised funds pursuant to convertible note and warrant offerings. The following officers, directors and 5% or greater shareholders participated in the offerings in the amounts indicated: Michael Siemens and members of his family — $21,015; Gregory Pusey and members of his family — $113,028; Jeffrey McGonegal — $14,010; Thomas Marinelli — $114,400; Cambridge Holdings, Ltd. — $425,139; E. Jeffrey Peierls — $230,050; Brian E. Peierls — $149,030; The Peierls Foundation, Inc. — $585,175; and U.D. Ethel F. Peierls Charitable Lead Unitrust — $117,025. Gregory Pusey and Jeffrey McGonegal are officers and directors of Cambridge Holdings, Ltd., and Gregory Pusey, Jeffrey Peierls and Brian E. Peierls are principal shareholders of Cambridge. We have no other relationship with Cambridge. In connection with those offerings, we issued convertible notes and warrants. The notes in these offerings, including the notes to these persons, will be converted into our common stock concurrent with this offering at the conversion rates specified in the notes which range from $.64 per share to $1.84 per share. The shareholdings of these persons are reflected in the “Principal Shareholders” section.

        In connection with these offerings, we issued warrants to purchase shares of our common stock in the following amounts: Michael Siemens and members of his family – 1,632; Gregory Pusey and members of his family –8,190; Jeffrey McGonegal – 1,087; Thomas Marinelli – 16,305; Cambridge Holdings, Ltd. – 16,852; E. Jeffrey Peierls – 7,065; Brian E. Peierls – 4,348; The Peierls Foundation, Inc. – 24,457; and U.D. Ethel F. Peierls Charitable Lead Unitrust – 6,794. Warrants to purchase common stock at an exercise price of $.035 per share were exercised prior to this offering in the following amounts: Michael Siemens and members of his family – 1,632; Gregory Pusey and members of his family – 4,673; Jeffrey McGonegal – 1,087; Cambridge Holdings, Ltd. – 11,417; E. Jeffrey Peierls – 5,435; Brian E. Peierls –3,261; The Peierls Foundation, Inc. – 19,022; and U.D. Ethel F. Peierls Charitable Lead Unitrust – 2,718.

        We have entered into employment agreements with certain of our officers and directors as described in the section entitled “Executive Compensation.”

CODE OF ETHICS

        Our board of directors has adopted a Code of Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics codifies the business and ethical principles that govern all aspects of our business.

PRINCIPAL SHAREHOLDERS

        The following table sets forth as of May 27, 2005 the beneficial ownership of our common stock, as adjusted for this offering and the conversion of all outstanding convertible notes immediately prior to the completion of this offering, by (i) each person or group of persons known to us to beneficially own more than 5% of the outstanding shares of our voting stock, (ii) each director and executive officer of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group.

        Except as indicated in the footnotes to the table below, each shareholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder.

         Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days after the date of this prospectus are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of May 27, 2005, we had 2,556,080 shares of common stock outstanding, assuming the conversion of all promissory notes and estimated accrued interest which automatically convert concurrent with this offering. The following table assumes (i) 3,856,080 shares of common stock are outstanding after closing of this offering based on shares of our common stock outstanding as of the date of this prospectus as calculated above, and (ii) no exercise of the over-allotment option. Unless otherwise indicated, the address of each individual named below is the address of the Company, 489 North Denver Avenue, Loveland, Colorado 80537.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
The Peierls Foundation, Inc.(1)	651,514	16.9
Cambridge Holdings, Ltd(2)	460,531	11.9
Carl Forest (3)	175,328	4.5
E. Jeffrey Peierls (4)	232,487	6.0
Brian Eliot Peierls (5)	147,718	3.8
U.D. Ethel F. Peierls Charitable Lead Unitrust (6)	125,082	3.2
Michael Siemens (7)	38,173	1.0
Jeffrey G. McGonegal (8)	31,042	.8
Matthew Siemens (9)	11,141	.3
Gregory Pusey (10)	143,624	3.8
Thomas R. Marinelli (11)	72,644	1.9
Barry C. Loder (12)	0	0
Gail Schoettler (13)	0	0
All officers and directors as a group (seven persons)	296,624	7.8

(1)	Includes 5,435 shares which may be acquired upon exercise of outstanding warrants.

(2)	Includes 7,133 shares which may be acquired upon exercise of outstanding warrants.

(3)	Includes 1,019 shares which may be acquired upon exercise of outstanding warrants.

(4)	Includes 1,630 shares which may be acquired upon exercise of outstanding warrants. Does not include shares owned by his brother, Brian Eliot Peierls, or shares owned by The Peierls Foundation, Inc. or the U.D. Ethel F. Peierls Charitable Lead Unitrust, of which he disclaims beneficial ownership.

(5)	Includes 1,087 shares which may be acquired upon exercise of outstanding warrants. Does not include shares owned by his brother, E. Jeffrey Peierls, or shares owned The Peierls Foundation, Inc. or the U.D. Ethel F. Peierls Charitable Lead Unitrust, of which he disclaims beneficial ownership.

(6)	Includes 4,076 shares which may be acquired upon exercise of outstanding warrants.

(7)	Includes 7,799 shares issuable upon the exercise of stock options. Also includes 3,349 shares owned by his wife, Marie Siemens, and 2,581 shares issuable to her upon the exercise of stock options, of which he disclaims beneficial ownership. It does not include stock options to purchase 119,565 shares which are exercisable in installments, commencing in October 2005 and options to purchase 6,114 shares which are exercisable in installments, commencing in March 2006.

(8)	Includes 1,087 shares owned by the McGonegal Family Partnership, of which he disclaims beneficial ownership. Includes 7,120 shares issuable upon the exercise of stock options. It does not include stock options to purchase 81,522 shares which are exercisable in installments, commencing in October 2005 and options to purchase 4,076 shares which are exercisable in installments, commencing in March 2006.

(9)	Includes 11,141 shares issuable upon the exercise of stock options. It does not include stock options to purchase 97,826 shares which are exercisable in installments, commencing in October 2005 and options to purchase 12,228 shares which are exercisable in installments, commencing in March 2006.

(10)	Includes 3,653 shares which may be acquired upon exercise of outstanding warrants. Includes 5,435 shares issuable upon the exercise of stock options. Also includes shares owned by his wife and children and shares which may be acquired upon exercise of outstanding warrants held by them. It does not include stock options to purchase 54,348 shares which are exercisable in installments, commencing in October 2005 and options to purchase 16,304 shares which are exercisable in installments, commencing in March 2006. Does not include shares owned by Cambridge Holdings, Ltd. of which he disclaims beneficial ownership. Mr. Pusey is the president, principal shareholder and a director of Cambridge Holdings, Ltd.

(11)	Includes 16,362 shares which may be acquired by exercise of outstanding warrants. Includes 20,380 shares issuable upon the exercise of stock options. It does not include stock options to purchase 20,381 shares which are exercisable in installments commencing in December 2005 and 40,761 shares which are exercisable in installments commencing March 2006.

(12)	Does not include stock options to purchase 27,174 shares which are exercisable in installments, commencing in April 2006.

(13)	Does not include stock options to purchase 27,174 shares which are exercisable in installments, commencing in April 2006.

DESCRIPTION OF SECURITIES

        The following is a description of our capital stock as set forth in our amended articles of incorporation and bylaws, which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The following description of our capital stock does not purport to be complete and is subject to and qualified by our amended articles of incorporation and bylaws and applicable provisions of Colorado law.

General

         Our authorized capital stock consists of 30,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. Upon completion of this offering, after giving effect to the conversion into common stock of all outstanding convertible notes, 3,856,080 shares of common stock will be issued and outstanding (including the 1,300,000 shares of common stock forming a part of the units issued in this offering, assuming no exercise of the underwriters’ over-allotment option). There are no shares of preferred stock outstanding.

Units

         We will issue 1,300,000 units, with each unit consisting of one share of our common stock and one warrant. The holder of one warrant will be entitled to purchase one share of our common stock. The units will have no rights (i.e., voting, redemption, etc.) independent of the rights existing in the common stock and the warrants which form the unit. We have applied for quotation of our Units on The Nasdaq SmallCap Market and ArcaEx. Until the units are divided into their separate components of one share of common stock and one warrant, only the units will be quoted on The Nasdaq SmallCap Market and ArcaEx. Each unit will be divided into its separate component of one share of common stock and one warrant on the date which is the earlier of (i) 90 days immediately following the date of this prospectus or (ii) 30 days immediately following the date on which the over-allotment option is exercised in full. We will notify the unit holders of the separation of the units 30 days prior thereto through the issuance of a widely-disseminated press release. Following the separation of the units, the shares of common stock will be quoted on The Nasdaq SmallCap Market and ArcaEx, and the warrants will be quoted separately from the common stock on The Nasdaq SmallCap Market and ArcaEx. The units will cease to exist at that time.

Common Stock

        Voting Rights. The holders of common stock are entitled to one vote per share on all matters. The common stock does not have cumulative voting rights, which means that holders of the shares of common stock with a majority of the votes to be cast for the election of directors can elect all directors then being elected.

    Dividends.        Each share of common stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by our board of directors. We do not anticipate paying cash dividends on the common stock in the foreseeable future. See “Dividend Policy.”

    Conversion.        The common stock has no conversion rights.

    Liquidation.        In the event we dissolve, liquidate or wind up, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors and to the holders of any outstanding preferred stock we may designate and issue in the future with liquidation preferences greater than those of the common stock.

    Other.        The holders of shares of common stock have no preemptive, subscription or redemption rights and are not liable for further call or assessment. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, fully paid and nonassessable.

        Prior to the date of this prospectus, there has been no established public trading market for the common stock.

Warrants

         One warrant will entitle the holder to purchase one share of common stock at an exercise price equal to 150% of the unit offering price beginning on the date the units separate through the date which is five years after the date of this prospectus, subject to the redemption rights described below. The warrants will be issued pursuant to the terms of a warrant agreement between the warrant agent, Corporate Stock Transfer, and us. We have authorized and reserved for issuance the shares of common stock issuable upon exercise of the warrants. The warrants are exercisable to purchase a total of 1,300,000 shares of our common stock, unless the underwriters’ over-allotment option relating to the warrants is exercised, in which case the warrants are exercisable to purchase a total of 1,495,000 shares of common stock.

        The warrant exercise price and the number of shares of common stock purchased upon exercise of the warrants are subject to adjustment in the event of, among other events, a stock dividend on, or a subdivision, recapitalization or reorganization of, the common stock, or the merger or consolidation of us with or into another corporation or business entity.

        Commencing 36 months from the date of this prospectus and until the expiration of the warrants, we may redeem all outstanding warrants, in whole but not in part, upon not less than 30 days’ notice, at a price of $.10 per warrant, provided that the closing sale price of our common stock equals or exceeds 225% of the unit offering price per share for 30 consecutive trading days preceding our redemption announcement. The redemption notice must be provided not more than five business days after conclusion of the 30 consecutive trading days in which the closing sale price of the common stock equals or exceeds 225% of the unit offering price per share. In the event we exercise our right to redeem the warrants, the warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder thereof will be entitled only to the redemption price of $.10 per warrant.

        We must have on file a current registration statement with the SEC pertaining to the common stock underlying the warrants in order for a holder to exercise the warrants or in order for the warrants to be redeemed by us. The shares of common stock underlying the warrants must also be registered or qualified for sale under the securities laws of the states in which the warrant holders reside. We intend to use our best efforts to keep the registration statement current, but we cannot assure you that such registration statement (or any other registration statement filed by us covering shares of common stock underlying the warrants) can be kept current. In the event the registration statement covering the underlying common stock is not kept current, or if the common stock underlying the warrants is not registered or qualified for sale in the state in which a warrant holder resides, the warrants may be of no value.

        We are not required to issue any fractional shares of common stock upon the exercise of warrants or upon the occurrence of adjustments pursuant to anti-dilution provisions. We will pay to holders of fractional shares an amount equal to the cash value of such fractional shares based upon the then-current market price of a share of common stock.

        The warrants may be exercised upon surrender of the certificate representing such warrants on or prior to the expiration date (or earlier redemption date) of such warrants at the offices of the warrant agent with the form of “Election to Purchase” on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price in cash or by official bank or certified check payable to the order of us for the number of warrants being exercised. Shares of common stock issued upon exercise of warrants for which payment has been received in accordance with the terms of the warrants will be fully paid and nonassessable.

        The warrants do not confer on the warrant holder any voting or other rights of our shareholders. Upon notice to the warrant holders, we have the right to reduce the exercise price or extend the expiration date of the warrants. Although this right is intended to benefit warrant holders, to the extent we exercise this right when the warrants would otherwise be exercisable at a price higher than the prevailing market price of the common stock, the likelihood of exercise, and the resultant increase in the number of shares outstanding, may impede or make more costly a change in our control.

        We have agreed not to solicit exercise of the warrants other than through the underwriters. Upon any exercise of the warrants after the first anniversary of the date of this prospectus, we will pay the underwriters a fee of 5% of the aggregate warrant exercise price if: (i) the market price of our common stock on the date the warrants are exercised is greater than the then exercise price of the warrants; (ii) the exercise of the warrants was solicited by a member of the NASD and such solicitation has been designated in writing by the warrant holder; (iii) the warrants are not held in a discretionary account; (iv) disclosure of the compensation arrangements was made both at the time of the offering and at the time of exercise of the warrants; and (v) the solicitation of exercise of the warrant was not in violation of Regulation M promulgated under the Securities Exchange Act of 1934.

         We currently have outstanding warrants to purchase an aggregate of 269,958 shares of our common stock that are exercisable through 2007 at an average exercise price of $4.72. In addition, in connection with loans for $825,000 made in April 2005, we issued warrants to purchase a number of shares equal to the quotient of 825,000 divided by the lower of $7.00 or the public offering price per share in this offering (“bridge warrants”). The bridge warrants will have an exercise price per share equal to the public offering price per share in this offering. Newbridge Securities Corporation was our selling agent in this placement and received warrants equal to 10% of the number of bridge warrants issued. The lenders are also entitled to exercise extension warrants if we elect to extend the maturity date of the notes evidencing the loans to the earlier of the closing of this offering or January 16, 2006. The extension warrants entitle the lenders to purchase a number of shares equal to $412,500 (50% of the principal amount of the notes) divided by the lower of $7.00 or the public offering price per share in this offering. The extension warrants will have an exercise price per share equal to the lower of $7.00 or the public offering price per share in this offering. The holders of the extension warrants also have the one-time option to purchase a number of shares of our common stock at an exercise price of $.01 per share and receive a number of shares equal to 40% of the number of shares they would have received pursuant to a regular exercise of the extension warrants. If a holder elects the option of the reduced exercise price per share, then the extension warrants will be deemed exercised in full and thereafter void. We have agreed to register the resale of the shares underlying the bridge warrants and the extension warrants; provided, that, no shares may be sold for a period of six months from the closing of this offering.

Preferred Stock

        Our board of directors is authorized, without further shareholder action, to divide any or all shares of our authorized preferred stock into series and to fix and determine the designations, preferences and relative participating, optional or other dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. Our board of directors has no plans, agreements or understandings for the issuance of any shares of preferred stock.

Transfer Agent

        Corporate Stock Transfer, Inc. has been appointed as the agent for our units, common stock and warrants.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, we will have outstanding 3,856,080 shares of common stock (including the 1,300,000 shares of common stock forming a part of the units issued in this offering, and assuming no exercise of the underwriters’ over-allotment) without taking into account any options or warrants which may be granted or exercised. Upon completion of this offering, we will have options outstanding to purchase 620,313 shares of common stock. All of the units sold hereby will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” (defined in Rule 144 under the Securities Act as a person who directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, us). Immediately prior to this offering, we will have outstanding 2,556,080 shares of common stock, which shares will be deemed restricted securities within the meaning of Rule 144. Shares of common stock acquired or to be acquired by our officers and employees pursuant to the exercise of options or restricted stock grants will be, upon the filing of a Registration Statement on Form S-8 registering such shares, freely tradable without restriction or further registration under the Securities Act by persons other than “affiliates.” Sales of restricted securities and shares of common stock held by “affiliates” are subject to certain volume, timing and manner of sale restrictions pursuant to Rule 144. Any sales of substantial amounts of these shares in the public market might adversely affect prevailing market prices for the shares of common stock.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including “affiliates” of the Company, would be entitled to sell within any three-month period that number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to any of the requirements described above. We are unable to estimate the number of restricted shares or shares held by affiliates that will be sold under Rule 144 because this will depend in part on the market price for the common stock, the personal circumstances of the holders of the shares and other factors.

        All of our officers and directors, and current shareholders who own more than 1% of our common stock prior to this offering, have agreed that, for a period of 12 months from the date of this prospectus, they will not, without the prior written consent of the representative of the underwriters, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, any shares of our common stock (other than shares of our common stock acquired in or after this offering) or any securities convertible into, or exercisable or exchangeable for, our common stock. Thereafter, such officers, directors and certain other persons will be able to sell any shares of common stock they own in reliance upon Rule 144, subject to the resale, volume and other limitations described above.

        Pursuant to SEC Rule 144, a total of 2,043,430 shares will be available for resale beginning 90 days after the date of this prospectus, subject to the aforementioned lock-up.

        Prior to this offering, there has been no public market for our securities. Trading of the units is expected to commence following the completion of this offering. There can be no assurance that an active trading market will develop or continue after the completion of this offering or that the market price of the units will not decline below the initial public offering price. No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock or our ability to raise capital through a public offering of our equity securities.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated as of _______, 2005, the underwriters named below, for whom Newbridge Securities Corporation and Bathgate Capital Partners LLC are acting as co-representatives, have severally agreed to purchase, and we have agreed to sell to them, severally the number of units set forth in the following table:

Name _____________________________________________________ Newbridge Securities Corporation Bathgate Capital Partners LLC Total	Number of Units _______________ 1,300,000

        The underwriters are offering the units subject to their acceptance of units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the units offered by this prospectus, if any such units are taken. However, the underwriters are not required to take or pay for the units covered by the underwriters’ over-allotment option described below.

        The underwriters initially propose to offer part of the units directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $____ per unit under the initial public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $____ per unit to other underwriters or to certain dealers.

        We have granted to the underwriters an option, exercisable for 60 days from the date of this prospectus, to purchase up to an aggregate of 195,000 additional units at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the units offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional units as the number listed next to the underwriter’s name in the preceding table bears to the total number of units listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be ______________, the total underwriters’ discounts and commissions would be $______________, and total proceeds to us would be $________________.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed ____ percent of the total number of units offered by them.

        We have agreed not to solicit exercise of the warrants other than through the underwriters. Upon any exercise of the warrants after the first anniversary of the date of this prospectus, we will pay the underwriters a fee of 5% of the aggregate warrant exercise price if: (i) the market price of our common stock on the date the warrants are exercised is greater than the then-exercise price of the warrants; (ii) the exercise of the warrants was solicited by a member of the NASD and such solicitation has been designated in writing by the warrant holder; (iii) the warrants are not held in a discretionary account; (iv) disclosure of the compensation arrangements was made both at the time of the offering and at the time of exercise of the warrants; and (v) the solicitation of exercise of the warrant was not in violation of Regulation M promulgated under the Exchange Act.

        Regulation M may prohibit the underwriters from engaging in any market-making activities with regard to our securities for the period from five business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the underwriters of the exercise of the warrants until the latter of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the underwriters may have to receive a fee for the exercise of warrants following such solicitation. As a result, the underwriters may be unable to provide a market for our securities during certain periods while the warrants are exercisable.

        In order to facilitate the offering of the units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the units. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the units for their own account. In addition, to cover over-allotments or to stabilize the price of the units, the underwriters may bid for, and purchase, the units in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the units in this offering if the syndicate repurchases previously distributed shares of units in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the units above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Underwriter Compensation

         The underwriters will purchase the units offered hereby at a discount of 9% of the initial public offering price (or $____ per unit). We have agreed to pay the representatives of the underwriters a nonaccountable expense allowance equal to 3% of the gross proceeds from the sale of the units offered hereby, including any exercise of the over-allotment option. Our agreement with the underwriters also provides that we will pay all expenses in connection with qualifying the units for sale under the laws of those states as the underwriter may designate and the costs of review by the NASD of the underwriting arrangements between the underwriters and us. We have paid the representatives of the Underwriters a consulting fee of $10,000 and have paid $25,000 as an advance against the expense allowance, which will reduce the expense allowance payable at the closing of the offering. If this offering is not completed, the representatives will refund any portion of the $25,000 that exceeds their accountable expenses.

         We will sell to the representatives of the underwriters on completion of this offering, for a total purchase price of $130, an option to purchase 130,000 shares of common stock, and an option to purchase 130,000 warrants. The share option will be exercisable beginning 180 days after the date of this prospectus at an exercise price of 120% of the price per share in this offering. The warrant option will be exercisable beginning 180 days after the date of this prospectus at an exercise price of $.12 per warrant. The warrant will be exercisable beginning 180 days after the date of this prospectus at an exercise price of 120% of the exercise price of the unit warrant. The options and the warrant contain anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events and contain customary participatory registration rights and a cashless exercise provision (which allows the holder to exercise the option or warrant by surrendering a portion of the shares or warrants underlying it instead of paying cash). We have agreed to register for sale the common stock issuable upon exercise of the options and the common stock issuable upon exercise of the warrants underlying the options.

        At the closing of this offering, we will enter into a consulting agreement retaining Bathgate Capital Partners LLC as financial consultants at $30,000 per year for a two-year period. The total amount under the consulting agreement of $60,000 will be paid upon execution of the consulting agreement.

        We have granted the representatives of the underwriters the right to have a designee present at all meetings of our board of directors for a period of two years from the date of this prospectus. The designee will be entitled to the same notice and communications sent by us to our directors and to attend directors’ meetings but will not have voting rights. The representatives have not named a designee as of the date of this prospectus.

        Certain persons associated with Bathgate Capital Partners invested in the private offering of our notes and warrants that we completed in April 2005. Those persons own notes having a principal value of $107,250 and warrants to purchase 281,250 shares of our common stock at $5.15 per share. The notes will automatically convert into 30,571 shares of our common stock concurrent with this offering. In connection with that offering, Bathgate Capital Partners was paid a commission and other fees equal to 13% of the proceeds from sales to their clients. Bathgate Capital Partners was also given the right to receive warrants to purchase shares of our common stock. However, it has agreed that it will not accept the warrants if this offering is completed.

        In April 2005, we borrowed $825,000 from certain investors. Newbridge Securities Corporation acted as our selling agent and received a 10% cash commission and warrants. The warrants are exercisable to purchase a number of shares of our common stock equal to 10% of the quotient of 825,000 divided by the lower of $7.00 or the public offering price per share in this offering. The exercise price of these warrants will be equal to the public offering price per share in this offering.

LEGAL MATTERS

        Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with this offering, including with respect to the validity of the issuance of the securities offered in this prospectus. Attorneys at Patton Boggs LLP beneficially own 183,211 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Moye Giles LLP and David H. Drennen, Esq. Mr. Drennen is the general counsel of Bathgate Capital Partners LLC, one of the representatives of the underwriters.

EXPERTS

        The financial statements of A4S Security, Inc. as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004, included herein and elsewhere in this Registration Statement have been audited by GHP Horwath, P.C., an independent registered public accounting firm, for the periods and the extent set forth in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form SB-2 under the Securities Act for the units offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For additional information about us and our securities, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other documents to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge (and copies may be obtained at prescribed rates) at the public reference facility of the SEC at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

        Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act. As a result, we will file periodic reports, proxy statements and other information with the SEC. The periodic reports, proxy statements and other information we will file will be available for inspection and copying at the SEC public reference facilities and the web site of the SEC referenced to above.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Financial Statements:
         Balance Sheets as of March 31, 2005 (unaudited) and December 31, 2004
         Statements of Operations for the Three Months Ended March 31, 2005 and
          2004 (unaudited) and the Years Ended December 31, 2004 and 2003
         Statements of Stockholders’ Equity (Deficit) for Years Ended December
          31, 2004 and 2003 and the Three Months Ended March 31, 2005 (unaudited)
         Statements of Cash Flows for the Three Months Ended March 31, 2005 and
           2004 (unaudited) and the Years Ended December 31, 2004 and 2003
Notes to Financial Statements	Page F-2 F-3 F-4 F-5 F-6 F-7 - F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and stockholders
A4S Security, Inc.

We have audited the accompanying balance sheet of A4S Security, Inc. (formerly A4S Technologies, Inc.) as of December 31, 2004, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A4S Security, Inc. (formerly — A4S Technologies, Inc.) as of December 31, 2004, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company reported a net loss of $1,326,008 for the year ended December 31, 2004, and an accumulated deficit of $4,013,099 as of December 31, 2004. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 11 to the financial statements, the Company has restated its previously issued financial statements for the year ended December 31, 2002, resulting in an increase in stockholders’ deficit of $298,271 as of December 31, 2002.

/s/ GHP Horwath, P.C.

Denver, Colorado
April 19, 2005

A4S Security, Inc.
(formerly - A4S Technologies, Inc.)
Balance Sheets

	March 31, 2005 (unaudited)	December 31, 2004
ASSETS
Current assets:
Cash	$653,910	$597,659
Accounts receivable, net (Note 6)	64,818	3,751
Inventories (Notes 3 and 6)	115,135	81,927
Prepaid expenses	34,650	—

Total current assets	868,513	683,337

Property and equipment, net (Notes 4 and 6)	80,525	59,840

Intangible and other assets (Notes 5 and 6)	215,114	104,940

Total assets	$1,164,152	$848,117

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable	$209,896	$244,156
Accrued expenses	98,054	81,044
Bridge loans (Note 7)	—	105,000
Installment obligations	15,400	17,460

Total current liabilities	323,350	447,660

Convertible notes and accrued interest payable (Note 7)	3,339,830	2,466,162

Total liabilities	3,663,180	2,913,822

Commitments (Note 10)
Stockholders' deficit (Note 8):
Preferred stock, no par value, 5,000,000 shares authorized;
no shares issued or outstanding	—	—
Common stock, no par value, 30,000,000 shares authorized;
147,389 shares issued and outstanding	2,068,527	1,947,394
Accumulated deficit	(4,567,555)	(4,013,099)

Total stockholders' deficit	(2,499,028)	(2,065,705)

Total liabilities and stockholders' deficit	$1,164,152	$848,117

See Accompanying Notes to Financial Statements

A4S Security, Inc.
(formerly -A4S Technologies, Inc.)
Statements of Operations

	Three Months Ended March 31,		Years ended December 31,
	2005	2004	2004	2003
	(unaudited)
Net sales	$73,735	$4,573	$268,501	$68,644
Cost of sales	52,759	9,604	184,005	67,957

Gross profit (loss)	20,976	(5,031)	84,496	687

Operating expenses:
Selling, general and administrative	384,540	95,977	935,654	1,207,334
Research and development	72,117	25,366	243,926	457,001

Total operating expenses	456,657	121,343	1,179,580	1,664,335

Operating loss	(435,681)	(126,374)	(1,095,084)	(1,663,648)

Other income (expense):
Interest expense	(118,778)	(37,870)	(228,924)	(68,459)
Other	3	(235)	(2,000)	(6,129)

Total other expense	(118,775)	(38,105)	(230,924)	(74,588)

Net loss	$(554,456)	$(164,479)	$(1,326,008)	$(1,738,236)

Basic and diluted net loss per share	$(3.76)	$(1.89)	$(13.30)	$(24.88)

Basic and diluted weighted average number of shares outstanding	147,389	87,057	99,731	69,878

See Accompanying Notes to Financial Statements

A4S Security, Inc.
(formerly -A4S Technologies, Inc.)
Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2004 and 2003
and three months ended March 31, 2005 (unaudited)

	Preferred	Common Stock		Accumulated
	Stock	Shares	Amount	deficit	Total
Balance, December 31, 2002, as previously
reported	$—	46,132	$733,626	$(650,584)	$83,042

Prior period adjustments, (Note 11)	—	—	—	(298,271)	(298,271)

Balance, December 31, 2002, as restated	—	46,132	733,626	(948,855)	(215,229)

Issuance of common stock upon
conversion of notes payable	—	40,925	785,822	—	785,822

Proceeds allocated to warrants and
beneficial conversion feature	—	—	181,000	—	181,000

Sale of common stock warrants	—	—	345	—	345

Net loss for the year	—	—	—	(1,738,236)	(1,738,236)

Balance, December 31, 2003	—	87,057	1,700,793	(2,687,091)	(986,298)

Issuance of common stock upon
exercise of warrants	—	60,332	38,853	—	38,853

Proceeds allocated to warrants and
beneficial conversion feature	—	—	204,483	—	204,483

Sale of common stock warrants	—	—	3,265	—	3,265

Net loss for the year	—	—	—	(1,326,008)	(1,326,008)

Balance, December 31, 2004	$—	147,389	$1,947,394	$(4,013,099)	$(2,065,705)

Proceeds allocated to warrants and
beneficial conversion feature (unaudited)	—	—	118,000	—	118,000

Sale of common stock warrants (unaudited)	—	—	3,133	—	3,133

Net loss for the period (unaudited)	—	—	—	(554,456)	(554,456)

Balance, March 31, 2005 (unaudited)	$—	147,389	$2,068,527	$(4,567,555)	$(2,499,028)

See Accompanying Notes to Financial Statements

A4S Security, Inc.
(formerly -A4S Technolgies, Inc.)
Statements of Cash Flows

	Three Months Ended March 31,		Years ended December 31,
	2005	2004	2004	2003
	(unaudited)
Cash flows from operating activities
Net loss	$(554,456)	$(164,479)	$(1,326,008)	$(1,738,236)
Adjustments to reconcile net loss to
net cash used by operating activities
Amortization of interest on convertible debt allocation	52,541	20,501	124,007	30,041
Depreciation and amortization	11,355	8,250	33,046	48,613
Loss on disposal of equipment	—	—	1,018	4,579
Provision for doubtful accounts receivable	—	—	5,000	—
(Increase) decrease in:
Accounts receivable	(61,067)	1,186	(6,114)	(2,637)
Inventories	(33,208)	(25,574)	(33,209)	31,282
Prepaid expenses	(34,650)	—	—	—
Increase (decrease) in:
Accounts payable	(34,260)	(65,834)	47,973	124,754
Accrued liabilities	63,137	25,126	126,401	24,257

Net cash used by operating activities	(590,608)	(200,824)	(1,027,886)	(1,477,347)

Cash flows from investing activities
Purchases of property and equipment	(32,040)	(219)	(17,700)	(52,098)
Additions of intangible assets	—	—	(13,283)	(1,468)
Additions to other assets	(10,274)	—	(1,293)	—

Net cash used by investing activities	(42,314)	(219)	(32,276)	(53,566)

Cash flows from financing activities
Proceeds from the issuance of notes payable	893,000	225,102	1,665,010	1,204,662
Payment of debt issue costs	(99,900)	—	(83,156)	—
Repayment of bridge loans	(105,000)	—	—	—
Repayment of installment obligations	(2,060)	(2,427)	(7,389)	(6,854)
Proceeds from issuance of common stock and warrants	3,133	226	42,118	181,345

Net cash provided by financing activities	689,173	222,901	1,616,583	1,379,153

Net increase (decrease) in cash	56,251	21,858	556,421	(151,760)

Cash at beginning of period	597,659	41,238	41,238	192,998

Cash at end of period	$653,910	$63,096	$597,659	$41,238

Supplemental disclosure of cash flow information:
Cash paid during the year for
Interest	$1,300	$900	$8,500	$12,200
Schedule of non-cash investing and financing transactions:
Equipment additions under capital leases	$—	$—	$—	$6,100
Notes converted into common stock	—	—	—	785,822

See Accompanying Notes to Financial Statements

A4S Security, Inc.
(formerly -A4S Technologies, Inc.)
Notes to Financial Statements
December 31, 2004 and 2003
(Information as of March 31, 2005 and for the three-months periods ended March 31, 2005 and 2004 is unaudited)

1.           Nature of Business, organization, going concern and management’s plans:

Nature of business:

A4S Security, Inc., (formerly — A4S Technologies, Inc.) (the “Company” or “A4S”) has developed a patent pending digital recording system for mobile and stationary security applications. The target markets the Company is pursuing are transportation, law enforcement, defense, and security/surveillance markets. A4S provides video, audio, and enhanced information recording devices to these markets where high clarity of picture and recording, along with ease of storage and retrieval are key factors in purchase decisions.

Interim financial information:

The accompanying balance sheet as of March 31, 2005, the statements of operations and cash flows for the three months ended March 31, 2005 and 2004, and the statement of changes in stockholders' (deficit) for the three months ended March 31, 2005, have been prepared by the Company without audit. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods have been made. The results of operations for the three months ended March 31, 2005, are not necessarily indicative of operating results for the full year.

Organization:

A4S was organized in September 1999 as a Limited Liability Partnership and subsequently incorporated effective January 1, 2000 as a Montana Corporation. In December 2004, the Company was reincorporated as a Colorado corporation. Under the Colorado incorporation all debt and equity securities and stock options and warrants were converted into equivalent instruments in the Colorado entity. On May 25, 2005 the Company’s shareholders authorized a 1 for 18.4 reverse split of the Company’s common stock to be effective May 26, 2005. Also approved at the May 25, 2005 meeting was a change in the Company’s name to A4S Securities, Inc. All name, share and per share information within these financial statements have been retroactively restated to reflect the name change, the reverse split and the Colorado corporation provisions.

Going concern and management's plans

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss and utilized net cash in operating activities of $554,456 and $590,608, respectively, in the three months ended March 31, 2005. The Company incurred a net loss and utilized net cash in operating activities of $1,326,008 and $1,027,886, respectively, in the year ended December 31, 2004, and incurred a net loss and utilized net cash in operating activities of $1,738,236 and $1,477,347, respectively, in the year ended December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are discussed below. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2005 the Company expects to continue to incur cash losses from operations, until additional sales can be generated. While increases in revenues will provide additional cash flow from such sales margins, additional expenses from recent hiring of sales, marketing and engineering personnel, the hiring of our new CEO and expenses for expanded marketing activities will also continue to increase. The Company’s plans to bridge such cash shortfalls in 2005 include the following:

1.	Aggressively pursuing additional fund raising activities from both existing and possible new investors in addition to the approximate $1.76 million that has been received since December 31, 2004.

2.	Completing a public offering of the Company’s securities to generate an anticipated $8.4 million in gross proceeds.

3.	Depending upon the level of increasing sales, explore revenue opportunities from licensing or partnering opportunities on certain of the Company’s technologies.

4.	Depending upon the timing and magnitude of cash flow needs, attempt to reach agreements with key employees and stockholders to defer all or a portion of compensation to such parties.

2.            Summary of significant accounting policies:

Revenue recognition and accounts receivable:

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which codifies, revises and rescinds certain sections of SAB 101, Revenue Recognition in Financial Statements in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company recognizes revenue in accordance with SAB 101 and SAB 104.

Revenues are recognized when products are shipped to and accepted by customers. Products are generally shipped by common carrier or overnight delivery from the Company's facility or directly from the Company's contract manufacturer to the customer or the bus manufacturer, in the case of units being installed in new buses for the Company's customers. Title and risk of loss on product deliveries remain with the Company until the customer accepts the product. Generally the Company has a right of recovery, should a shipment be damaged or lost by the freight carrier. The Company currently sells primarily throughout the United States. One customer accounted for approximately 93% of total net sales for the three months ended March 31, 2005 and 97% of total net sales for the year ended December 31, 2004. Another single customer accounted for approximately 88% of total net sales for the year ended December 31, 2003.

The Company extends credit to customers, generally without requiring collateral. Management monitors its exposure for credit losses on an ongoing basis to determine if any receivables will potentially be uncollectible. An allowance for doubtful accounts is recorded for account balances specifically identified as potentially uncollectible. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. At December 31, 2004 and March 31, 2005, the Company has recorded an allowance for doubtful accounts receivable of $5,000.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method. The elements of cost in inventories include materials, labor and overhead. The Company purchases substantially all of its products for resale from one supplier.

Property and equipment:

Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, as follows:

Computer equipment and software Office equipment and improvements Demonstration vehicles	3-5 years 5 years 3 years

Impairment of long-lived assets:

Management assesses the carrying values of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. The carrying amount is not considered recoverable if it exceeds the sum of undiscounted cash flows expected to result from the eventual disposition of the asset. An impairment loss is recognized if the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. Management does not believe any impairment has occurred as of December 31, 2004 or March 31, 2005.

Shipping and handling fees and costs:

The Company records shipping and handling fees billed to customers as revenue, and shipping and handling costs incurred by the Company in cost of sales.

Advertising expenses:

Advertising expenses are charged to expense as incurred. For the three months ended March 31, 2005 and 2004, advertising expenses totaled approximately $24,000 and $2,000, respectively. For the years ended December 31, 2004 and 2003, advertising expenses totaled approximately $16,500 and $61,500, respectively.

Research and development:

The Company includes in research and development expense: payroll, facility rent, shop supplies and other expense items directly attributable to research and development. The Company does not contract its research and development work, nor does it, at this time, perform research and development work for others.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Fair value of financial instruments:

Much of the information used to determine fair values is highly subjective and judgmental in nature and therefore, the results may not be precise. In addition, estimates of cash flows, risk characteristics, credit quality and interest rates are all subject to change. Since the fair values are estimated as of the balance sheet date, the amounts, which will actually be realized or paid upon settlement or maturity of the various instruments, could be significantly different.

The fair value of the convertible notes payable are not practicable to estimate, due to the nature of the associated and underlying transactions. The carrying amounts of the Company’s other financial instruments approximate fair value because of their variable interest rates and \ or short maturities.

Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

Stock-based compensation:

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees, and related interpretations. Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has provided pro forma disclosures of net income (loss) as if the fair value based method of accounting for stock-based compensation, as prescribed by SFAS No. 123, had been applied. Options issued to non-employees for services are accounted for in accordance with SFAS No. 123.

The following table illustrates the effect on net loss and loss per shares as if the Company had applied the fair value recognition provisions of SFAS 123, to its stock-based employee plans.

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003
	(unaudited)
Net loss, as reported	$(554,000)	$(164,000)	$(1,326,000)	$(1,738,000)
Deduct: Total stock-based employee compen-
sation expense determined under fair value
based method for awards granted, modified
or settled	(133,000)	(15,000)	(91,000)	(16,000)

Pro forma net loss	$(687,000)	$(179,000)	$(1,417,000)	$(1,754,000)

Net loss per share:
Basic and diluted - as reported	$(3.76)	$(1.89)	$(13.30)	$(24.88)

Basic and diluted - pro forma	$(4.66)	$(2.06)	$(14.21)	$(25.10)

The fair value of the options granted were estimated on the dates of grant using the Black-Schoels option pricing model with the following assumptions used: expected dividend yield, 0%; expected stock price volatility 51%; risk free interest rate 4.3% in 2005 and 2004 and 4.2% in 2003, expected life of options 9.5 years in 2005 and 2004 and 5 years in 2003.

Income (loss) per share:

SFAS No. 128, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Loss per share of common stock is computed based on the weighted average number of common shares outstanding each period. Convertible notes, stock options and warrants are not considered in the calculation, as the impact of the potential common shares (3,210,255 shares at March 31, 2005, 2,561,670 shares at December 31, 2004 and 617,640 shares at December 31, 2003) would be to decrease loss per share. Therefore, diluted loss per share is equivalent to basic loss per share.

Comprehensive income (loss):

SFAS No. 130, Reporting Comprehensive Income, requires the reporting and display of comprehensive income (loss), which includes certain items not previously reported in the statement of operations, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. During the three months ended March 31, 2005 and 2004, and the years ended December 31, 2004 and 2003, the Company did not have any components of comprehensive income (loss) to report.

Recently issued accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) Share-Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the provisions of the standard. Depending upon the amount of and terms for options that are granted in future periods, the implementation of this standard could have a significant non-cash impact on results of operations in future periods.

In December 2003, the FASB issued SFAS Interpretation 46R (“FIN 46R”), a revision to SFAS Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provision of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The Company does not have any variable interest entities, and therefore the adoption of FIN 46 and FIN 46R did not have an impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations of the issuer are required to be classified as liabilities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, except for those provisions relating to mandatorily redeemable non-controlling interests, which have been deferred. The Company has adopted the applicable provisions of SFAS No. 150. Management believes if the deferred provisions are finalized in their current form, the adoption of these provisions will not have a material impact on the Company’s operations or financial condition.

3.            Inventories:

Inventories consisted of the following:

	March 31, 2005	December 31, 2004
	(unaudited)
Finished products for resale	$44,500	$21,277
Raw materials and components	70,635	60,650

	$115,135	$81,927

4.             Property and equipment:

Property and equipment consisted of the following:

	March 31, 2005	December 31, 2004
	(unaudited)
Computer equipment and software	$90,479	$80,080
Office equipment and improvements	44,114	22,474
Demonstration vehicles	30,569	30,569

	165,162	133,123
Less accumulated depreciation	84,637	73,283

	$80,525	$59,840

5.            Intangible and other assets:

Intangible and other assets consisted of the following:

	March 31, 2005	December 31, 2004
	(unaudited)
Patent and trademark applications	$18,990	$18,990
Deferred loan costs	183,056	83,156
Deferred offering costs	10,974	—
Deposits and other	2,094	2,794

	$215,114	$104,940

The Company capitalizes legal costs and filing fees associated with obtaining patents on its new discoveries. Once the patents have been issued, the Company will amortize these costs over the shorter of the legal life of the patent or its estimated economic life. Loan costs which were incurred beginning in late December 2004, are being amortized over the two-year term of the related convertible notes payable using the straight-line method. Costs incurred in connection with the Company's current anticipated public offering are deferred and will be charged against stockholders' equity upon the successful completion of the offering or charged to expense if the offering is not consummated.

6.             Line of credit:

The Company has a line of credit arrangement with a bank. The line of credit provides for up to a total of $395,000 to be drawn against eligible purchase orders the Company receives from customers. The line of credit relationship is based upon a verbal commitment from the bank, and advances are made subject to individual note agreements executed as purchase orders are submitted for funding. Advances under the note agreements are collateralized by inventories, receivables, equipment and intangibles of the Company. The interest rate on advances is established at the time of advance, and notes in 2004 were generally at a rate of 11.5%. The notes have a maturity date of ninety days following the advance. During 2003, $60,000 was advanced and repaid under one purchase order and during 2004, $205,000 was advanced and repaid under two purchase orders. As of March 31, 2005 and December 31, 2004, no amounts were outstanding under the arrangement.

7.             Convertible notes payable and bridge loans:

Convertible notes payable:

The Company has completed a series of convertible debt offerings, under which a total of $3,172,589 plus accrued interest of $167,241, was outstanding as of March 31, 2005 and a total of $2,345,048 plus accrued interest of $121,114, was outstanding as of December 31, 2004. The unsecured notes bear interest at 6%, except for the November 2004 offering which is at 8%, and all convertible notes payable are due December 31, 2006. Substantially all of the 6% notes were sold to related parties consisting of directors, officers and stockholders. Upon the successful completion of a minimum of $5,000,000 to be raised in an initial public equity offering, the notes are to be automatically converted into common stock, at that time. These debt agreements contain restrictive covenants, including restrictions on the Company’s ability to declare dividends. The debt agreements, as amended, are summarized as follows:

Month debt offering commenced	Conversion Rate per Common Share	Equivalent number of Common Shares	Offering Amount and balance at December 31, 2004	Offering amount and balance at March 31, 2005
				(unaudited)

June 2003	$1.84	366,848	$675,000	$675,000
September 2003	$1.66	208,333	345,000	345,000
February 2004	$.64	784,227	505,043	505,043
August 2004	$.64	411,491	265,000	265,000
November 2004	$3.50	224,954	786,440	786,440
November 2004 (2005 Closings)	$3.50	255,435	—	893,000

Less value attributable to
warrants and beneficial
conversion features			(231,435)	(296,894)

Totals		2,251,288	$2,345,048	$3,172,589

The proceeds of the offerings have been allocated between the estimated value of the notes and any warrants based upon their respective estimated fair values and allocated to beneficial conversion features, based upon their respective estimated intrinsic values. In 2003 $181,000 of the convertible notes was allocated to the warrants and beneficial conversion features, in 2004, an additional $204,483 was allocated and during the three months ended March 31, 2005, an additional $118,000 was allocated based upon the offerings. The amounts so allocated are being recorded as additional interest expense over the terms of the loans, giving rise to an effective interest rate on the loans of 15%. The placement agent selling the November 2004 notes was entitled to receive fees and expenses of up to 13% ($83,156 was paid through December 31, 2004 and an additional $118,565 was paid during the three months ended March 31, 2005) of the proceeds raised plus contingent warrants to acquire units in the November 2004 offering.

Bridge loans:

During November and December 2004, the Company borrowed a total of $105,000 from three stockholders under unsecured demand notes, bearing interest at 8.0%. The bridge loans were repaid in January 2005, including interest.

8.           Stockholders’ deficit:

Common stock transactions:

During 2003, the holders of $785,822 in notes payable under previous line of credit and financing arrangements, that had been guaranteed by the holders, converted the debt into 40,924 shares of common stock.

During 2003, $345 was received from the sale of warrants and in 2004, an additional $3,265 from the sale of warrants was received. During 2004 the holders of warrants to acquire 60,332 shares of common stock at $.64 per share, exercised their warrants generating $38,853 in proceeds to the Company. During the three months ended March 31, 2005, $3,133 was received from the sale of warrants.

Stock options:

In 2004, the Board of Directors of the Company adopted the 2004 Stock Incentive Plan, as amended, for the benefit of certain employees and consultants. The Company has reserved a total of 1,000,000 shares of its common stock for issuance pursuant to the exercise of options to be granted. The Plan is administered by the Board of Directors. The exercise prices of the options granted are determined by the Board and are established at the estimated fair value of the Company’s common stock at the date of grant. The fair market value of the Company's common stock as determined by the Board was based upon contemporaneous transactions at or near the time stock options were granted. The Company's Board determines the term of each option, the number of shares for which each option is granted and the rate at which each option is exercisable. Options are granted with terms not to exceed 10 years. In October 2004 the Company granted options to purchase 353,261 shares of common stock and in December 2004 an additional 27,174 options were granted, all at an exercise price of $3.50 per share. Of the 380,435 options granted in 2004, 353,261 vest 25% annually in arrears and 27,174 vest 33.3% annually in advance. At the date of grant these options have a ten year life except 119,565 options, which have a five year life. The weighted average of fair value of options granted in 2003 was $18.40 and in 2004 was $3.50.

A summary of the status of the Company’s stock options as of December 31, 2004 and 2003, and changes during the years then ended, is presented below:

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	19,674	$18.40	—	$—
Granted	380,435	$3.50	23,587	$18.40

Exercised	—	—	—	—
Forfeited	(544)	$18.40	(3,913)	$18.40

Outstanding, end of year	399,565	$4.21	19,674	$18.40

Options exercisable, end of year	20,346	$11.83	19,674	$18.40

During the three months ended March 31, 2005, options to purchase 168,478 shares of common stock were granted under the Company’s 2004 Stock Incentive Plan to employees, officers and directors, including 54,348 options granted during that period to the Company’s newly hired CEO. Options to purchase 160,326 common shares, subject to vesting provisions will be exercisable at $3.50 per share and expire in ten years. Options to purchase 8,152 common shares, subject to vesting provisions will be exercisable at $3.85 per share and expire in five years. Of the 168,478 options granted in 2005, 114,130 vest 25% annually in advance and 54,348 vest 33.3% annually in arrears.

Common stock purchase warrants:

In connection with a December 2002 note offering that was subsequently converted into common stock, the Company issued warrants to purchase 4,035 shares of common stock at approximately $18.00 per share, which expire on December 31, 2006.

In connection with a September 2003 convertible note offering, the Company issued warrants to purchase 18,750 shares of common stock at $18.40 per share, which expire on September 30, 2007.

In connection with a November 2004 convertible note offering, the Company issued warrants to purchase 247,172 shares of common stock at $5.15 per share, expiring thirty months after issuance. Additionally, as compensation to the agent facilitating the placement sale, warrants expiring in sixty months, were issued to purchase 74,152 common shares. This consisted of warrants to purchase 49,435 shares, exercisable at $3.50 per share and warrants to purchase 24,717 shares exercisable at $5.15 per share.

9.             Income taxes:

Income taxes at the federal statutory rate are reconciled to the Company’s actual income taxes as follows:

	Three Months Ended March 31,		Year Ended December 31
	2005	2004	2004	2003
	(unaudited)
Federal income tax benefit at 34%	$(189,000)	$(56,000)	$(461,000)	$(591,000)
State income tax benefit net of federal tax effect	(17,000)	(5,000)	(36,000)	(47,000)
Permanent items	21,000	8,000	59,000	60,000
Depreciation	—	—	5,000	—
Valuation allowance	185,000	53,000	433,000	578,000

	—	—	—	—

As of December 31, 2004, the Company has net operating loss carryforwards of approximately $3,000,000 for federal and state tax purposes, which are available to offset future taxable income, if any, expiring through December 2024. A valuation allowance was recorded at December 31, 2004 and March 31, 2005, due to uncertainty as to the realization of deferred tax assets in the future.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	March 31, 2005	December 31, 2004
	(unaudited)
Deferred tax assets (liabilities):
Net operating loss carryforwards, long term	$1,235,000	$1,050,000
Accounts receivable, current	2,000	2,000
Equipment, long-term	(2,000)	(2,000)

Deferred tax asset	1,235,000	1,050,000
Valuation allowance	(1,235,000)	(1,050,000)

Net current deferred tax asset	$—	$—

10.          Commitments:

Leases:

The Company leases its office, development and shop facilities from unrelated parties under agreements that expire in 2006 and require annual rentals of approximately $30,000 in 2005 and $22,000 in 2006. The agreements contain renewal options under specified conditions. Total rent expense under all agreements totaled $23,800 and $12,600 for the three month periods ended March 31, 2005 and 2004, and $52,000 and $53,000 for the years ended December 31, 2004 and 2003.

Employment agreements:

The Company has reached agreement to enter into employment agreements, including those executed in 2005, with five of its key management personnel. The agreements extend to 2007, provide for customary benefits and confidentiality provisions and are also renewable. The agreements provide for a total annual compensation of approximately $490,000.

11.          Prior period adjustments:

During the preparation of its 2003 and 2004 financial statements, the Company determined that certain expenses totaling $34,498, relating to the year ended December 31, 2002 had not been accrued as of December 31, 2002. Additionally, while reviewing the carrying value of its deferred tax asset, it was determined that a $263,773 allowance should have been recorded against the deferred tax asset at December 31, 2002. Accordingly, the Company has restated its previously issued financial statements for the year ended December 31, 2002, resulting in an increase in stockholders’ deficit of $298,271 as of December 31, 2002.

12.          Subsequent events:

Private placement of convertible notes payable:

During April 2005 the Company sold an additional $42,900 in convertible notes payable under the same terms as the November 2004 offering described in Note 7, above.

Issuance of stock options:

During April 2005 the Company issued options to purchase 52,270 shares of common stock to employees under the Company stock option plan, exercisable principally at $3.50 per share primarily with ten year lives.

Bridge loan:

In April 2005, the Company borrowed $825,000, which is repayable with interest at 8% per annum on the earlier to occur of the closing of a public offering or October 17, 2005 (which date may be extended at the option of the Company for up to three months).

1,300,000 Units

A4S SECURITY, INC.

Prospectus

Newbridge Securities Corporation	Bathgate Capital Partners LLC

        Through and including __________, 2005 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

(ALTERNATE PAGE FOR SELLING SHAREHOLDERS PROSPECTUS)

PROSPECTUS

Subject to Completion, Dated June 3, 2005

A4S SECURITY, INC.
194,471 SHARES OF COMMON STOCK

This prospectus relates to 194,471 shares of common stock of A4S Security, Inc., which are being offered for sale by certain Selling Shareholders. The shares may be acquired by the Selling Shareholders by exercise of outstanding warrants held by them. Each Selling Shareholder’s warrant expires on July 18, 2010, and entitles the holder to purchase one share of common stock at an exercise price of $________ (the price per share in our underwritten public offering) during the period beginning on the earlier of 90 days after our underwritten public offering closes and six months after filing of the registration statement for that offering.

We will not receive any of the proceeds from the sales of the shares by the Selling Shareholders. The shares may be offered from time to time by the Selling Shareholders, their pledgees and/or their donees, after the effective date of this registration statement through ordinary brokerage transactions in the over-the-counter market or stock exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, or at negotiated prices.

No underwriting arrangements have been entered into by the Selling Shareholders. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders, their pledgees and/or their donees, in connection with sales of the Selling Shareholders’ shares. One of the Selling Shareholders, Newbridge Securities Corporation, is an NASD broker-dealer and is a statutory underwriter.

On the date of this prospectus, a registration statement under the Securities Act with respect to an underwritten public offering of 1,300,000 shares of common stock and 1,300,000 warrants, without giving effect to the overallotment option granted to the underwriters to purchase an additional 195,000 shares of common stock and 195,000 warrants, with each warrant entitling the holder to purchase one share of common stock, was declared effective by the Securities and Exchange Commission.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

SEE “RISK FACTORS.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is _____________, 2005

(ALTERNATE PAGE FOR SELLING SHAREHOLDERS PROSPECTUS)

Securities Registered Use of Proceeds Risk Factors	194,471 shares of common stock We will not receive any of the proceeds from the sale of shares by the Selling Shareholders. This Offering involves a high degree of risk. See "RISK FACTORS."

PLAN OF DISTRIBUTION

Each Selling Shareholder is free to offer and sell his or her shares at such times, in such manner and at such prices as he or she shall determine. Such shares may be offered by the Selling Shareholders, in one or more types of transactions, which may or may not involve brokers, dealers or cash transactions. The Selling Shareholders may also use Rule 144 under the Securities Act to sell such securities, if they meet the criteria and conform to the requirements of such rule. There is no underwriter or coordinating broker acting in connection with the proposed sales of shares by the Selling Shareholders. The Selling Shareholders acquired warrants in connection with loans aggregating $825,000 made by the Selling Shareholders to us in April 2005. The Selling Shareholders also received notes in the aggregate principal amount of $825,000, which amount, plus interest at 8% per annum, will be paid by us from the proceeds of the underwritten public offering. The Selling Shareholders include Newbridge Securities Corporation, which acted as our selling agent in connection with that offering and received a cash fee of 10% of the principal amount of notes sold and warrants equal to 10% of the number of bridge warrants issued to the lenders.

The Selling Shareholders have advised us that sales of shares may be effected from time to time in transactions (which may include block transactions) after effectiveness of this Registration Statement, that may take place on the over-the-counter market or an a stock exchange including ordinary broker transactions, privately negotiated transactions or through sales to one or more dealers for resale as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or negotiated prices. The Selling Shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders, and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Shareholders, and any broker-dealers that act in connection with the sale of the shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the warrants or shares against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to prospectus delivery requirements under the Securities Act. If any broker-dealers are used by the Selling Shareholders, their pledgees and/or their donees, any commissions paid to broker-dealers and, if any broker-

(ALTERNATE PAGE FOR SELLING SHAREHOLDERS PROSPECTUS)

dealers purchase any Selling Shareholders’ shares, as principals, any profits received by such broker-dealers on the resale of the Selling Shareholders’ shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Shareholders, their pledgees and/or their donees, may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the Selling Shareholders’ shares offered by Selling Shareholders will be borne by the Company. Brokerage commission, if any, attributable to the sale of the Selling Shareholders’ shares, will be borne by the Selling Shareholders, their pledgees and/or their donees. Furthermore, in the event of a “distribution” of shares, any Selling Shareholders, any selling broker-dealer and any “affiliated purchasers” may be subject to Regulation M under the Securities Exchange Act of 1934 which prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the prices of the shares in connection with this offering.

Newbridge Securities Corporation is a broker-dealer and is a statutory underwriter.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any of the shares registered on behalf of the Selling Shareholders.

SELLING SHAREHOLDERS

The following table sets forth certain information with respect to persons for whom the Company is registering the Selling Shareholders’ shares for resale to the public. The Company will not receive any of the proceeds from the sale of the Selling Shareholders’ shares. Beneficial ownership of the Selling Shareholders’ shares by such Selling Shareholders after the Offering will depend on the number of Selling Shareholders’ shares sold by each Selling Shareholder. The Selling Shareholders’ shares offered by the Selling Shareholders are not being underwritten by the underwriters.

Selling Shareholders	Number Of Shares Of Common Stock Owned Before Offering	Number Of Shares Offered	Number Of Shares Owned After Offering

Stephen W. Garber	5,358	5,358	0

Mary C. Hart	10,716	10,716	0

Howard Commander	5,358	5,358	0

High Capital Funding, LLC	85,715	85,715	0

RFJM Partners, LLC	64,286	64,286	0

Tall Oaks LLC	5,358	5,358	0

Newbridge Securities Corporation*	17,680	17,680	0

(ALTERNATE PAGE FOR SELLING SHAREHOLDERS PROSPECTUS)

* Does not include an option to purchase ______ shares and an option to purchase ______ warrants which will be sold to Newbridge Securities Corporation as a representative of the underwriters of the underwritten offering, which options do not become exercisable until 180 days after the date of the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act for the shares offered hereby. As permitted by the rules and regulations of the SEC, the prospectus does not contain all the information described in the registration statement. For further information about us and our securities, you should read our registration statement, including the exhibits and schedules. In addition, we will be subject to the requirements of the Securities Exchange Act of 1934, as amended, following the offering and thus will file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings and the registration statement are available to you over the Internet at the SEC’s web site at http://www.sec.gov/. You may also read and copy any document we file with the SEC at the SEC’s public reference room in 450 Fifth Street, N.W., Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Statements contained in this prospectus as to the contents of any agreement or other document are not necessarily complete and, in each instance, you should review the agreement or document which has been filed as an exhibit to the registration statement.

EXPERTS

Our consolidated financial statements as of December 31, 2004, and for each of the two years in the period ended December 31, 2004, have been audited by GHP Horwath, P.C., an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such reports and given the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

        Our Bylaws provide that we shall indemnify any officer, employee, agent or director against liabilities (including the obligation to pay a judgment, settlement, penalty, fine or expense), incurred in a proceeding (including any civil, criminal or investigative proceeding) to which the person was a party by reason of such status. Such indemnity may be provided if the person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in the Company’s best interest with respect to actions taken in the person’s official capacity; (iii) were reasonably believed not to be opposed to the Company’s best interest with respect to other actions; and (iv) with respect to any criminal action, the director had no reasonable grounds to believe the actions were unlawful. Unless the person is successful upon the merits in such an action, indemnification may generally be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the shareholders that the applicable standard of conduct was met by the director to be indemnified.

        A director, employee, agent, or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, is entitled to receive indemnification against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. In addition, a corporation may indemnify or advance expenses to an officer, employee or agent who is not a director to a greater extent than permitted for indemnification of directors, if consistent with law and if provided for by its articles of incorporation, bylaws, resolution of its shareholders or directors or in a contract.

Item 25. Other Expenses of Issuance and Distribution

SEC Registration Fee	$3,561
NASD Filing Fee	5,000
Nasdaq and ArcaEx Listing Fee	45,000
Accounting Fees and Expenses	50,000
Legal Fees and Expenses	150,000
Blue Sky Fees and Expenses	10,000
Printing and Engraving Expenses	30,000
Miscellaneous	6,439

Total	$300,000

Item 26. Recent Sales of Unregistered Securities

        The following is information as to all securities of the Company sold by the Company within the past three years that were not registered under the Securities Act of 1933, as amended (the “Act”).

        During the period from December 31, 2002 to October 15, 2004, the Company sold to ten persons an aggregate of approximately $1,790,000 of convertible notes and warrants to purchase up to 83,116 shares of our common stock. During this period, an aggregate of 60,332 shares were issued pursuant to exercise of warrants. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that these transactions were exempt from the registration requirements of the Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder. Recipients of these securities represent their intention to acquire the securities for investment purposes only and not with a view to or for purposes of any distribution thereof. All of the recipients were accredited investors as that term is defined in Rule 501 of Regulation D.

         During the period from October 29, 2004 to April 12, 2005, we sold 60.4 units of convertible notes and warrants to 50 persons for gross proceeds of $1,728,233. The Placement Agent in this offering was Bathgate Capital Partners LLC and the Placement Agent and its participating selling agents received commissions of $151,238 and a non-accountable expense allowance of $51,847. However, Bathgate Capital Partners has agreed that it will not accept the warrants if this offering is completed.We believe this transaction was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act and Regulation D. All of the recipients of the securities in this offering represented their intention to acquire the securities for investment purposes only, and all of the recipients were accredited investors.

        In April 2005, we borrowed $825,000 from six persons and made promissory notes in that amount and issued warrants to purchase our common stock. The Selling Agent in this offering was Newbridge Securities Corporation. The Selling Agent received commissions of $82,500 and warrants to purchase our common stock equal to 10% of the number of warrants issued to the six lenders. We believe all of the recipients of the securities in this offering represented their intention to acquire the securities for investment purposes only, and all of the recipients were accredited investors.

Item 27. Exhibits

        The exhibits filed with this registration statement or incorporated herein by reference are set forth on the Exhibit Index set forth elsewhere herein.

Item 28. Undertakings

(a)	The small business issuer hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(d)	The undersigned registrant hereby undertakes that:
i.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 4249b)(1) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
ii.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Loveland, State of Colorado, on June 2, 2005.

A4S Security, Inc., a Colorado corporation By: /s/ Michael Siemens Michael Siemens Its: President

POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933 and the Power of Attorney filed on April 22, 2005, this registration statement has been signed on June 2, 2005 by Michael Siemens as attorney-in-fact for the following officers and directors:

Michael Siemens President and Director Jeffrey G. McGonegal Chief Financial Officer (Principal Financial and Accounting Officer) Gregory Pusey Chairman of the Board of Directors and Secretary

     Matthew Siemens
     Executive Vice President and Chief Operating Officer

     Barry C. Loder
     Director

     Thomas R. Marinelli
     Chief Executive Officer (Principal Executive Officer) and
     Director

     Gail Schoettler
Director

By: /s/ Michael Siemens Michael Siemens Attorney-in-Fact

Exhibit Index

Number             Description

1.1	Form of Underwriting Agreement
2.1	Plan of Merger dated as December 6, 2004, by and among the registrant, A4S Technologies Colorado, Inc. and A4S Technologies, Inc. *
3.1	Articles of Incorporation *
3.1.1	Amendment to the Articles of Incorporation
3.2	Amended and Restated Bylaws *
4.1	Specimen Common Stock Certificate *
4.2	Form of Warrant Agreement (to be filed by amendment)
4.3	Specimen Warrant Certificate
4.4	Specimen Unit Certificate
4.5	Form of Representatives' Option for the Purchase of Common Stock
4.6	Form of Representatives' Option for the Purchase of Warrants
4.7	Form of Warrant Issuable to Underwriters Upon Exercise of Option
5.1	Form of Opinion and Consent of Patton Boggs LLP
10.1	Employment Agreement between A4S Technologies, Inc. and Michael Siemens dated March 25, 2005 *
10.2	Employment Agreement between A4S Technologies, Inc. and Thomas R. Marinelli dated March 25, 2005 *
10.3	Employment Agreement between A4S Technologies, Inc. and Gregory Pusey dated March 25, 2005 *
10.4	Employment Agreement between A4S Technologies, Inc. and Jeffrey McGonegal dated March 25, 2005 *
10.5	Amended and Restated Employment Agreement between A4S Technologies, Inc. and Matthew Siemens dated as of March 25, 2005 *
10.6	A4S Technologies, Inc. 2004 Stock Incentive Plan, as amended *
10.7	Consulting Agreement by and among A4S Technologies, Inc., Newbridge Securities Corporation and Bathgate Capital Partners, LLC
10.8	Form of Subordinated Convertible Note Purchase Agreement dated as of June 30, 2003 *
10.9	Form of Subordinated Convertible Note and Warrant Purchase Agreement dated as of September 29, 2003 *
10.10	Form of Subordinated Convertible Note and Warrant Purchase Agreement dated as of February 20, 2004 *
10.11	Form of Subordinated Convertible Note Purchase Agreement dated as of August 24, 2004 *
10.12	Lease Agreement between A4S Technologies, Inc. and Diedrichs Family Partnership, LLLP *
10.13	Financing Terms Agreement, dated April 12, 2005 *
14.1	Code of Ethics *
23.1	Form of Consent of Patton Boggs LLP (included in Exhibit 5.1)
23.2	Consent of GHP Horwath, P.C
24.1	Power of Attorney *
99.1	Audit Committee Charter *
99.2	Compensation Committee Charter *
99.3	Nominating and Corporate Governance Committee Charter *
99.4	Code of Business Conduct and Ethics *

*     Previously filed